SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: March 30, 2007	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

To: Business Editor

[For Immediate Release]

Shanghai Petrochemical Announces 2006 Annual Results

Profit Affected by High Oil Prices; Sales Soared to a Record High

Hong Kong, March 30, 2007 … Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical” or the “Company”) (HKEx:338; SSE: 600688; NYSE: SHI) announced today the audited operating results of the Company and its subsidiaries (the “Group”) prepared under the International Financial Reporting Standards for the year ended December 31, 2006 (the “Year”).

Turnover of the Group for 2006 amounted to RMB50,599.5 million, representing an increase of 10.10% as compared to 2005. Profit before tax was RMB964.2 million, representing a decrease of 57.85% as compared to 2005. Profit attributable to equity shareholders of the Company was RMB844.4 million, representing a decrease of 54.37% as compared to 2005. Earnings per share was RMB0.12 (2005: RMB0.26). The board of directors of the Company has recommended a final dividend of RMB0.04 (inclusive of tax) (2005: RMB0.10), equivalent to RMB4.00 per American Depositary Share.

Mr. Rong Guangdao, Chairman of Shanghai Petrochemical, said, “In 2006, the world’s economy maintained relatively fast growth while the global petrochemical industry witnessed solid development in overall terms. However, due to the continued rise in international crude oil prices, the Group’s production cost witnessed a substantial rise as compared to 2005. In addition, the Chinese government continued to maintain price controls on petroleum products. Despite being granted a subsidy of RMB282.1 million by the Ministry of Finance, the Group was unable to fully cover the loss arising from the sales of petroleum products. As a result, the Group’s economic efficiency saw a substantial fall over 2005, even though its turnover in 2006 broke the RMB50 billion threshold.”

In 2006, total net sales of the Group increased by 10.46% as compared with 2005 to RMB49,918.1 million. The demand for petrochemical products in China remained strong, thus causing the price of many products to increase as compared with 2005. The weighted average prices (exclusive of tax) of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products increased 4.26%, 9.02%, 3.47% and 14.11%, respectively, as compared to 2005.

In 2006, the Group processed 8,920,300 tons of crude oil, down 6.03% over 2005. The Group produced 761,500 tons of gasoline, 2,742,100 tons of diesel oil and 533,800 tons of jet fuel, all representing decreases in production outputs over 2005. The Group also produced 960,300 tons of ethylene and 517,700 tons of propylene, similar to the respective figures for 2005. The Group produced 1,087,800 tons of synthetic resins and polymers; 549,500 tons of synthetic fibre monomers; 604,600 tons of synthetic fibre polymers; and 330,000 tons of synthetic fibres, representing increases of 1.94%, 11.29% and 1.47% and a decrease of 7.46%, respectively, as compared to 2005. The Shanghai Secco 900,000 tons/year ethylene joint venture project between the Company, Sinopec Corp. and BP Chemicals East China Investments Ltd. operated in a normal manner in 2006, whereby 978,000 tons of ethylene were produced during the year, up 52.33% over 2005. The Group’s ethylene production output was among the nation’s top, while its production output of acrylic fibre continued to top the nation.

The Group’s crude oil costs for the Year amounted to RMB33,307.6 million, representing 67.72% of the Group’s cost of sales. The Group’s crude oil costs increased by RMB3,731.2 million as compared to 2005. The average cost of crude oil processed was RMB3,780.56 per ton, up 17.84% over 2005.

Shanghai Petrochemical Announces 2006 Annual Results…p.2

During the Year, the Company made significant progress on the construction of key projects. In particular, the 3,300,000 tons/year diesel hydrogenation project and the 380,000 tons/year ethylene glycol plant was mechanically completed in December. The Group’s structural adjustment project, which aims at further adjusting and optimizing businesses and products, was fully commenced by the year’s end. The project includes the addition of flue gas desulphurization facilities to the furnaces of the coal-fired power plants, the 620 tons of steam/hour boiler, the 100MW power generation unit project, the 1,200,000 tons/year delayed coking plant project, among other projects.

Looking ahead, Mr. Rong Guangdao said, “In 2007, the steady and robust growth in both the international and the domestic economies will bring about good development potential to the petroleum and petrochemical industry. The domestic petrochemicals market is expected to remain prosperous due to the gradually increasing demand for petroleum, natural gas, petroleum products and major petrochemicals. However, the Group will still be exposed to a number of challenges: the fact that international crude oil prices are expected to continue to fluctuate at high levels; the State’s refusal to loosen control over prices of domestic petroleum products; intensifying market competition caused by rapid expansion of domestic and foreign production capacity of petrochemicals; and further reduction of tariffs for imported petrochemicals. In response to the changes in the economic environment, the Group will be committed to fully implementing its strategy to streamline costs. Through strengthening the development of the structural adjustment program, strengthening internal management and carrying out reforms in a pro-active and steady manner, the Group’s competitiveness and economic benefits will then be enhanced and improved.”

Shanghai Petrochemical is one of the largest petrochemical companies in China and was one of the first Chinese companies to complete a global securities offering. Located in the Jinshan District which is at the southwest of Shanghai, it is a highly integrated petrochemical enterprise which processes crude oil into a broad range of products in synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

***

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks such as: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, the risk that the PRC government's implementation of macro-economic control measures to curb over-heating of the PRC economy may adversely affect the company; uncertainty as to global economic growth in future periods; the risk that prices of the Company's raw materials, particularly crude oil, will continue to increase; the risk of not being able to raise the prices of the Company’s products as is appropriate thus adversely affecting the Company's profitability; the risk that new marketing and sales strategies may not be effective; the risk that fluctuations in demand for the Company's products may cause the Company to either over-invest or under-invest in production capacity in one or more of its four major product categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company's shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company’s existing and potential markets; and other risks outlined in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

– End –

Encl: Consolidated Income Statement (Audited)

For further information, please contact:

Ms. Sally Wong / Ms. Jane Kun

Rikes Communications Limited

Tel: (852) 2520 2201

Fax: (852) 2520 2241

Shanghai Petrochemical Announces 2006 Annual Results…p.3

Sinopec Shanghai Petrochemical Company Limited

2006 Annual Results

(Prepared under International Financial Reporting Standards)

Consolidated Income Statement (Audited)

Year ended 31 December 2006

	2006 RMB’000	2005 RMB’000
Turnover	50,599,485	45,955,903
Less: Sales taxes and surcharges	(681,362)	(765,689)

Net sales	49,918,123	45,190,214
Other income	282,142	632,820
Cost of sales	(49,182,232)	(42,887,742)

Gross profit	1,018,033	2,935,292
Selling and administrative expenses	(521,990)	(444,449)
Other operating income	297,394	238,611
Other operating expenses:
Employee reduction expenses	(83,603)	(109,410)
Others	(156,927)	(92,084)

Profit from operations	552,907	2,527,960
Share of profits / (losses) of associates and jointly controlled entities	576,682	(60,968)
Net financing costs	(165,389)	(179,398)

Profit before taxation	964,200	2,287,594
Taxation	(53,238)	(366,300)

Profit after taxation	910,962	1,921,294

Attributable to:
Equity shareholders of the Company	844,407	1,850,449
Minority interests	66,555	70,845

Profit after taxation	910,962	1,921,294

Basic earnings per share	RMB0.12	RMB0.26

Dividends attributable to the year	288,000	720,000

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions of the 18th Meeting of the Fifth Session of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false presentations or misleading statements contained in, or material omissions from, this announcement.

The notice for convening the 18th meeting of the fifth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) (the “Meeting”) was sent to all directors on 15 March 2007 by way of facsimile transmission and mail. The Meeting was held at conference room No.8 of the Company’s main building on 29 March 2007. Of the 12 directors entitled to attend the Meeting, 11 directors were in attendance. Mr. Lei Dianwu, director, was absent due to business engagement and had authorized Mr. Rong Guangdao, chairman of the Company, as his irrevocable voting proxy. Members of the supervisory committee and the senior management of the Company attended the Meeting. The convening of the Meeting complied with the PRC Company Law and the articles of association of the Company. Mr. Rong Guangdao, chairman of the Company, presided over the Meeting. The Meeting considered and approved the following resolutions:

Resolution 1	The president’s work report of 2006 was approved with 12 votes in favor, 0 vote against and 0 abstained vote;

Resolution 2	The board of directors’ work report of 2006 was approved with 12 votes in favor, 0 vote against and 0 abstained vote. The resolution will be submitted to the annual general meeting for approval;

Resolution 3	The 2006 audited financial report and 2007 financial budget were approved with 12 votes in favor, 0 vote against and 0 abstained vote. The resolution will be submitted to the annual general meeting for approval;

Resolution 4	The 2006 profit appropriation plan was approved with 12 votes in favor, 0 vote against and 0 abstained vote. The board of directors has recommended that a final dividend for the year of RMB0.4 (including tax) for every 10 shares to be distributed to all shareholders, with total dividends amounting to RMB288,000,000. Accordingly, under the PRC Accounting Rules and Regulations, the undistributed profit was RMB375,166,000 (under International Financial Reporting Standards: RMB482,722,000) which will be carried forward to 2007. The resolution will be submitted to the annual general meeting for approval;

Resolution 5	The 2006 annual report (full report and its summary) was approved with 12 votes in favor, 0 vote against and 0 abstained vote;

Resolution 6	The re-appointments of KPMG Huazhen as the Company’s domestic auditors for 2007 and KPMG as the Company’s international auditors were approved with 12 votes in favor, 0 vote against and 0 abstained vote. The directors were authorized to determine their remuneration. The resolution will be submitted to the annual general meeting for approval;

Resolution 7	The Company’s “Internal Control Manual (2007 edition)” was approved with 12 votes in favor, 0 vote against and 0 abstaining vote.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 29 March 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

Resolutions of the 9th Meeting of the Fifth Session of the Supervisory Committee

The Company and all members of the supervisory committee warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false presentations or misleading statements contained in, or material omissions from, this announcement.

The notice for convening the 9th meeting of the fifth session of the supervisory committee of Sinopec Shanghai Petrochemical Company Limited (the “Company”) (the “Meeting”) was sent to all supervisors on 15 March 2007 by way of facsimile transmission or by courier. The Meeting was held at conference room No.4 of the Company’s main building in the afternoon of 28 March 2007. Of the 7 supervisors entitled to attend the Meeting, 4 supervisors were in attendance. Supervisor, Mr. Yin Yongli, was absent due to business engagement and had appointed Mr. Gao Jinping, chairman of the supervisory committee, to vote on his behalf. Supervisors, Mr. Liu Xiangdong and Ms. Wang Yanjun, were absent due to business engagement and had appointed supervisor, Mr. Zhang Chenghua, to vote on their behalf. The Meeting was in compliance with the relevant rules and regulations of the Company Law, the Securities Law and the articles of association of the Company.

The resolutions for the Meeting were considered by the supervisors and were approved as follows:

(1)	The Company’s 2006 Annual Report was approved

The Supervisory Committee of the Company has conscientiously reviewed the Company’s 2006 annual report in accordance with the relevant requirements of Article 68 of the Securities Law and “No. 2 `Content and Format of Annual Report’ of the Standards of Content and Format on Information Disclosure for Publicly Listed Companies” (2006 Edition) Supervisors who attended the Meeting unanimously agreed that:

1.	The preparation and review procedures for the 2006 annual report were in compliance with the requirements of the relevant law, regulations and the articles of association of the Company.

2.	The content and format of the 2006 annual report were in compliance with the relevant requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange. The information contained therein gave a truthful view of the Company’s 2006 operation management and financial position in various respects.

3.	Before the Supervisory Committee issued its review opinion on “the Company’s 2006 Annual Report”, no violation of the confidentiality requirements has been found in respect of the individuals who participated in the preparation and review of the 2006 annual report.

4.	The information contained in the Company’s 2006 annual report is truthful, accurate and complete, without any false presentations, misleading statements or material omissions, and that it shall jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained therein.

(with 7 votes in favor, 0 vote against and 0 abstaining vote)

(2)	“The 2006 Work Report of the Supervisory Committee of the Company” was approved

All supervisors in attendance unanimously agreed that: 1) the work report gave an objective analysis on the operating results, not only acknowledging the achievements made but also indicating the gap between leading peer corporations and the Company; 2) the work report acknowledged that the 2006 annual report gave a truthful and fair view of the financial position and operating results of the Company. The unqualified financial statements, issued by KPMG Huazhen was truthful and fair; 3) the work report acknowledged the work efforts made by the supervisory committee in 2006, and that the proposed work objectives for 2007 were in line with the actual operation of the Company. At the Meeting, the work report was approved to be submitted to the 2006 annual general meeting for consideration.

(with 7 votes in favor, 0 vote against and 0 abstaining vote)

(3)	“Comments on the 2006 annual report by the Supervisory Committee” were considered and approved

(with 7 votes in favor, 0 vote against and 0 abstaining vote)

(4)	“Major work items in 2007 for the Supervisory Committee” were considered and approved

(with 7 votes in favor, 0 vote against and 0 abstaining vote)

Sinopec Shanghai Petrochemical
Company Limited
Supervisory Committee

Shanghai, the PRC, 29 March 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

2006 Annual Report Summary

1	IMPORTANT MESSAGE

1.1	The Board of Directors (the “Board”) and Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors, senior management warrant that there are no material omissions from, or misrepresentation or misleading statement contained in this report, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this report.

This report summary is extracted from the Company’s 2006 annual report. The full report will be posted on http://www.sse.com.cn simultaneously. Investors should read the full text of the 2006 annual report for details.

1.2	Mr. Lei Dianwu, director, was unable to attend the 18th meeting of the fifth session of the Board and appointed Mr. Rong Guangdao, chairman of the Company, as his irrevocable voting proxy. The 2006 annual report has been considered and approved by the Board.

1.3	The Company prepared the financial statements for the year ended 31 December 2006 (the “Reporting Period”) in accordance with the People’s Republic of China (“PRC”) Accounting Rules and Regulations as well as the International Financial Reporting Standards (“IFRS”). They have been audited by KPMG Huazhen and KPMG respectively, and both firms have issued unqualified opinions on the financial statements in its auditors’ report.

1.4	Mr. Rong Guangdao, chairman and president of the Company, Mr. Du Chongjun, vice chairman and vice president and Mr. Han Zhihao, director and chief financial officer overseeing the accounting operations, hereby warrant the truthfulness and completeness of the financial report contained in this report.

2	CORPORATE INFORMATION

2.1	Corporate information

Stock Abbreviation	S (A shares)	(H shares)	SHI (ADRs)
Stock code	600688	338	-
Stock Exchange Listings	Shanghai Stock Exchange	Hong Kong Stock Exchange	New York Stock Exchange

Registered Address and Business Address	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code	200540
Company’s website	www.spc.com.cn
E-mail address	spc@spc.com.cn

2.2	Contact person and contact method

	Company Secretary	Securities Representative
Name	Zhang Jingming	Tang Weizhong
Address	48 Jinyi Road Jinshan District Shanghai, PRC Postal code: 200540	Suite B, 28/F Huamin Empire Plaza 728 West Yan’an Road Shanghai, PRC Postal code: 200050
Telephone	86-21-57943143/52377880	86-21-52377880
Fax	86-21-57940050/52375091	86-21-52375091
E-mail	spc @spc.com.cn	tom @spc.com.cn

3.	HIGHLIGHTS OF FINANCIAL DATA AND FINANCIAL INDICATORS

Prepared under PRC Accounting Rules and Regulations

3.1	Major Financial Data

Unit: RMB’000

	For the years ended 31 December
Major Financial Data	2006	2005	Increase/ decrease compared to the previous year (%)	2004
Income from principal operations	50,479,436	45,897,807	9.98	39,402,533
Total profit	843,669	2,137,208	-60.52	4,693,059
Net profit	736,851	1,704,627	-56.77	3,971,265
Net profit excluding non-recurring items	577,682	1,298,766	-55.52	4,078,483
Net cash flow from operating activities	2,040,679	4,245,115	-51.93	4,908,020

	As at 31 December
	2006	2005	Increase/ decrease compared to the previous year (%)	2004
Total assets	27,684,200	27,101,918	2.15	28,757,089
Shareholders’ equity (excluding minority interest)	19,273,088	19,166,908	0.55	18,902,281

3.2	Major Financial Indicators

	For the years ended 31 December
Major financial indicators	2006	2005	Increase/ decrease compared to the previous year (%)	2004
Earnings per share (RMB)	0.102	0.237	-56.96	0.552
Return on net assets(%)	3.82	8.89	Decrease 5.07 percentage points	21.01
Return on net assets based on net profit excluding non-recurring items (%) (fully diluted)	3.00	6.78	Decrease 3.78 percentage points	21.58
Net cash flow per share from operating activities (RMB)	0.283	0.590	-52.03	0.682

	As at 31 December
	2006	2005	Increase/ decrease compared to the previous year (%)	2004
Net asset value per share (RMB)	2.677	2.662	0.56	2.625
Adjusted net asset value per share (RMB)	2.651	2.660	-0.34	2.623

3.3	Non-recurring items

Unit: RMB’000

Non-recurring Items	Amount
Non-operating expenses (excluding provision for impairment losses on fixed assets)	(221,036)
Gain on disposal of long-term equity investments	56,194
Non-operating income	69,958
Subsidy income	282,142
Less: Tax effect for the above items	(28,089)

Total	159,169

3.4	Financial information prepared under IFRS for the past five years

RMB million	2006	2005	2004	2003	2002
For the year ended 31 December:
Net sales	49,918.1	45,190.2	38,664.1	28,942.7	21,723.0
Profit before taxation	964.2	2,287.6	4,696.2	1,590.4	1,045.0
Profit after taxation	911.0	1,921.3	4,059.2	1,445.3	960.5
Profit attributable to equity shareholders of the Company	844.4	1,850.4	3,971.1	1,401.7	916.4
Earnings per share	RMB0.12	RMB0.26	RMB0.55	RMB0.20	RMB0.13
As at 31 December:
Total equity attributable to equity shareholders of the Company	18,976.3	18,830.0	18,417.0	15,021.9	13,980.2
Total assets	27,406.1	26,810.4	28,276.6	27,101.5	26,085.9
Total liabilities	8,093.7	7,632.9	9,486.5	11,738.4	11,739.0

3.5	Differences between financial statements prepared under PRC Accounting Rules and Regulations and IFRS

Unit: RMB’000

	Under PRC Accounting Rules and Regulations	Under IFRS
Net profit	736,851	844,407
Explanation of differences	For details, please refer to section 9.4

4.	CHANGES IN SHARE CAPITAL AND SHAREHOLDERS

4.1	Changes in share capital for the year ended 31 December 2006

Unit: share

	Before change				Change (+, -)			After change
	Shares	Ratio (%)	Rational share	Bonus share	Shares transferred from reserve funds	Others	Sub-total	Shares	Ratio (%)
I.Shares not in circulation
1.Promoter’s shares comprising:	4,000,000,000	55.56	—	—	—	—	—	4,000,000,000	55.56
State-owned shares	4,000,000,000	55.56	—	—	—	—	—	4,000,000,000	55.56
Domestic legal person shares	—	—	—	—	—	—	—	—	—
Overseas legal person shares	—	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—
2.Legal person shares	150,000,000	2.08	—	—	—	—	—	150,000,000	2.08
3.Internal staff shares	—	—	—	—	—	—	—	—	—
4.Priority shares or others	—	—	—	—	—	—	—	—	—

Sub-total of shares not in circulation	4,150,000,000	57.64	—	—	—	—	—	4,150,000,000	57.64

II.Shares in circulation
1.RMB ordinary shares	720,000,000	10.00	—	—	—	—	—	720,000,000	10.00
2.Domestic listed foreign shares	—	—	—	—	—	—	—	—	—
3.Overseas listed foreign shares	2,330,000,000	32.36	—	—	—	—	—	2,330,000,000	32.36
4.Others	—	—	—	—	—	—	—	—	—

Sub-total of share in circulation	3,050,000,000	42.36	—	—	—	—	—	3,050,000,000	42.36
III.Shares in total	7,200,000,000	100.00	—	—	—	—	—	7,200,000,000	100.00

4.2	Number of shareholders and their shareholding for the year ended 31 December 2006

Unit: share

Total number of shareholders at end of the Reporting Period	115,433

Shareholding of the Top 10 Shareholders

Name of shareholders	Types of shareholders (State-owned shareholder of foreign shareholder)	Percentage of total shareholding (%)	Number of shares held	Increase/ decrease during the year	Types of shares (circulating or non-circulating)	Number of non-circulating shares held	Number of shares pledged or frozen
China Petroleum & Chemical Corporation	State-owned Shareholder	55.56	4,000,000,000	0	Non-circulating	4,000,000,000	Nil
HKSCC (Nominees) Limited	Foreign Shareholder	26.74	1,925,125,401	10,738,544	Circulating	0	Unknown
Hong Kong & Shanghai Banking Corporation (Nominees) Limited	Foreign Shareholder	4.95	356,576,000	632,000	Circulating	0	Unknown
Shanghai Kangli Gong Mao Company	Others	0.23	16,730,000	0	Non-circulating	16,730,000	Unknown
China Construction Bank—Bosera Thematic Sector Equity Securities Investment Fund	Others	0.21	15,022,429	—	Circulating	0	Unknown
China Merchants Bank Co., Ltd. - Shang Zheng Hong Li JiaoYi Xing Kai Fang Shi Securities Investment Fund	Others	0.17	12,123,764	12,123,764	Circulating	0	Unknown
Zhejiang Province Economic Construction and Investment Company	Others	0.17	12,000,000	0	Non-circulating	12,000,000	Unknown
Ximeng Assets Holding Company Limited	Others	0.17	11,900,000	—	Circulating	0	Unknown
Hong Kong & Shanghai Banking Corporation (Nominees) Limited	Foreign Shareholders	0.14	10,402,000	10,000	Circulating	0	Unknown
CICC-Standard Chartered - Citigroup Global Market Limited	Others	0.10	7,065,498	2,495,836	Circulating	0	Unknown

Top 10 Shareholders of circulating shares

Name of shareholders	Number of circulating shares held as at 31 December 2006	Types of shares
HKSCC (Nominees) Limited	1,925,125,401	Overseas listed foreign shares
Hong Kong & Shanghai Banking Corporation (Nominees) Limited	356,576,000	Overseas listed foreign shares
China Construction Bank—Bosera Thematic Sector Equity Securities Investment Fund	15,022,429	RMB ordinary shares
China Merchants Bank Co., Ltd. - Shang Zheng Hong Li JiaoYi Xing Kai Fang Shi Securities Investment Fund	12,123,764	RMB ordinary shares
Ximeng Assets Holding Company Limited	11,900,000	RMB ordinary shares
Hong Kong & Shanghai Banking Corporation (Nominees) Limited	10,402,000	Overseas listed foreign shares
CICC-Standard Chartered—Citigroup Global Markets Limited	7,065,498	RMB ordinary shares
Industrial and Commercial Bank of China - Shang Zheng 50 Jiao Yi Xing Kao Fang Shi Index Securities Investment Fund	6,972,315	RMB ordinary shares
Wangxiang Finance Co., Ltd.	6,410,039	RMB ordinary shares
China Minsheng Banking Corp., Ltd. - Orient Jing Xuan Hun He Xing Kai Fang Shi Securities Investment Fund	5,580,000	RMB ordinary shares
Description of any connected relationship or concert party relationships on the above shareholders	Of the above-mentioned shareholders, China Petroleum & Chemical Corporation (“Sinopec Corp.”), the State-owned shareholder, does not have any connected relationship with the other shareholders, and is not a concerted party of the other shareholders according to the “Administration Measures for Disclosure of Shareholdings in Listed Companies”. Of the above-mentioned shareholders, HKSCC (Nominees) Limited and Hong Kong & Shanghai Banking Corporation (Nominees) Limited are nominee shareholders. Apart from the above, the Company is not aware of whether or not there are connected relationships among the other shareholders, or whether or not they are concerted parties under the “Administration Measures for Disclosure of Shareholdings in Listed Companies”.

4.3	Introduction of the controlling shareholder and de facto controller of the Company

4.3.1	Introduction of the controlling shareholder and de facto controller of the Company

(1)	Controlling shareholder

Name of the controlling shareholder: Sinopec Corp.

Authorized representative: Chen Tonghai

Registered capital: RMB86.7 billion

Date of incorporation: February 2000

Major business: Crude oil and natural gas business includes: exploring for, extraction, production and trading of crude oil and natural gas; processing of petroleum; production of petroleum products, trading, transportation, distribution and sales of petroleum products; production, distribution and trading of petrochemical products.

(2)	De facto controller

Name of the de facto controller: China Petrochemical Corporation (“Sinopec”)

Authorized representative: Chen Tonghai

Registered capital: RMB104.9 billion

Date of incorporation: July 1998

Major business: provide well drilling services, oil well logging services and mine shaft work services; manufacturing of production equipment and maintenance services; project construction services and public works and social services such as water and electricity.

4.3.2	Diagram showing the ownership and controlling relationship between the Company and the de facto controller

4.4	Interests and Short Positions of Substantial Shareholders and Other Persons in Shares and the Underlying Shares

As at 31 December 2006, the interests and short positions of the Company’s substantial shareholders and other persons who are required to disclose their interests pursuant to Part XV of the Securities and Futures Orinance (Chapter 571 of the Laws of Hong Kong) (“SFO”) of Hong Kong (including those who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company but excluding the directors, supervisors and senior management of the Company) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under section 336 of the SFO of Hong Kong were as set out below:

(1)(a) Interests in ordinary shares of the Company

Name of shareholders	Capacity	Number of share interests held or regarded as held	% of total issued share capital	% of shareholding in the total issued H shares
China Petroleum & Chemical Corporation	Beneficial owner	4,000,000,000 Promoter legal person shares (L)	55.56	—
Credit Suisse Group	Beneficial owner	208,225,909 (L) 93,688,711 (S) 5,852,010 (P)	2.89 (L) 1.30 (S) 0.08 (P)	8.94 4.02 0.25	(L) (S) (P)
JP Morgan Chase & Co	Beneficial owner	186,544,424 (L) 138,833,084 (S)	2.59 (L) 1.93 (S)	8.01 5.96	(L) (P)

Note: (L): Long positions; (S): Short positions; (P): Lending pool

(b)	Interests in the underlying shares of the Company

No interests of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO of Hong Kong in the underlying shares of equity derivatives were recorded in the register, which is required to be kept under section 336 of the SFO of Hong Kong.

(2)	Short positions in shares and underlying shares of the Company

No short positions of the Company’s substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO of Hong Kong in the shares or underlying shares of equity derivatives of the Company were recorded in the register, which is required to be kept under section 336 of the SFO of Hong Kong.

Save as disclosed above, as at 31 December 2006, no interests or short positions of any other person in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under section 336 of the SFO of Hong Kong.

4.5	Audit Committee

The audit committee of the Company together with the management reviewed the accounting principles and standards adopted by the Company and discussed matters regarding auditing, internal control and financial reporting, including a review of the audited annual report for the year ended 31 December 2006.

5	Directors, Supervisors and Senior Management

5.1	Change of Shareholding and Remuneration of Directors, Supervisors and Senior management

Unit: Share Currency: RMB

Name	Position	Sex	Age	Date of commencement and end of service term	Number of shares held at the beginning of the year (share)	Number of shares held at the end of the year (share)	Reason for change	Total remuneration received during the reporting period (RMB’000)	Whether received from units or other connected units (yes/no)
Rong Guangdao	Chairman and President	M	51	2005/6/28 - 2008/6/28	3,600	3,600	—	460	No
Du Chongjun	Vice Chairman and Vice President	M	52	2005/6/28 - 2008/6/28	1,000	1,000	—	460	No
Han Zhihao	Director and Chief Financial Officer	M	55	2005/6/28 - 2008/6/28	0	0	—	400	No
Shi Wei	Director and Vice President	M	47	2005/6/28 - 2008/6/28	0	0	—	390	No
Li Honggen	Director and Vice President	M	51	2006/6/15 - 2008/6/28	0	0	—	360	No
Dai Jinbao	Director	M	51	2006/6/15 - 2008/6/28	0	0	—	180	No
Lei Dianwu	External Director	M	44	2005/6/28 - 2008/6/28	0	0	—	0	Yes
Xiang Hanyin	External Director	M	51	2005/6/28 - 2008/6/28	0	0	—	0	Yes
Chen Xinyuan	Independent Director	M	42	2005/6/28 - 2008/6/28	0	0	—	80	No
Sun Chiping	Independent Director	M	49	2005/6/28 - 2008/6/28	0	0	—	80	No
Jiang Zhiquan	Independent Director	M	56	2005/6/28 - 2008/6/28	0	0	—	80	No
Zhou Yunnong	Independent Director	M	65	2005/6/28 - 2008/6/28	0	0	—	80	No
Gao Jinping	Chairman of the Supervisory Committee	M	40	2006/6/15 - 2008/6/28	0	0	—	390	No
Zhang Chenghua	Supervisor	M	50	2005/6/28 - 2008/6/28	0	0	—	210	No
Wang Yanjun	Supervisor	F	46	2005/6/28 - 2008/6/28	0	0	—	200	No
Lu Xiangyang	External Supervisor	M	54	2005/6/28 - 2008/6/28	0	0	—	0	Yes
Gen Limin	External Supervisor	M	51	2005/6/28 - 2008/6/28	0	0	—	0	Yes
Liu Xiangdong	Independent Supervisor	M	55	2005/6/28 - 2008/6/28	0	0	—	0	No
Yin Yongli	Independent Supervisor	M	67	2005/6/28 - 2008/6/28	0	0	—	0	No
Zhang Jianping	Vice President	M	44	2005/6/28 - 2008/6/28	0	0	—	370	No
Tang Chengjian	Vice President	M	51	2005/6/28 - 2008/6/28	0	0	—	380	No
Zhang Jingming	Company Secretary and Corporate Counselor	M	49	2005/6/28 - 2008/6/28	0	0	—	240	No

Total								4,360

Shares held by the above individuals are A shares and represented their personal interests in their capacity as beneficial owners.

5.2	Interests and Short Positions of Directors, Supervisors and Senior Management in Shares, Underlying Shares and Debentures

Other than the shares held by the Company’s directors, supervisors and senior management as set out in paragraph 5.1 above as at 31 December 2006, none of the directors, supervisors or senior management of the Company had any interest or short position in any share, underlying share of equity derivative or debenture of the Company or its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code for Secutiries Transactions”) set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As at 31 December 2006, none of the directors, supervisors or senior management of the Company or their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

5.3	Implementation of Code of Corporate Governance

The Group complied with all the principles and provisions set out in the Code of Corporate Governance Practices (“the Code”) in Appendix 14 to the Listing Rules except for the following deviation:

Code provision A.2.1: Roles of chairman and chief executive officer should be separate.

Deviation: Mr. Rong Guangdao is the chairman and president of the Company.

Reason: Mr. Rong Guangdao has extensive experience in large-scale petrochemical production and its management. Mr. Rong is the most suitable candidate to serve the positions of the chairman and the president for the Company. For the time being, the Company is unable to identify another person who possesses better or similar abilities and talent as Mr. Rong to serve each of the positions.

5.4	Model Code for Securities Transactions

The Company has adopted and applied the Model Code for Securities Transactions to regulate securities transactions of the directors and supervisors. After making specific queries with all directors and supervisors and obtaining written confirmations from each director and supervisor, the Company has not identified any director or supervisor who did not fully comply with the Model Code for Securities Transactions during the Reporting Period.

6	REPORT OF THE DIRECTORS

6.1	Management Discussion and Analysis

(Unless otherwise specified, financial information included in the “Management Discussion and Analysis” section has been extracted from financial statements prepared under IFRS.)

A.	Operating Results

General - Review of the Company’s Operation during the Reporting Period (Business Review)

In 2006, the world’s economy maintained relatively fast growth while the overall development of the global petrochemical industry was solid, and was still remaining at a prosperous stage of its growth cycle. Through strengthening and enhancing macro-economic control measures, the economy of China was in a state of relatively fast growth, and has achieved better economic efficiency and lower price levels. Driven by a good macro environment and the prosperous cycle, the petrochemical industry in China was able to maintain a relatively rapid pace of growth as a whole, whilst attaining satisfactory results with gradual and solid increase in the output of major products and sustaining strong growth in economic efficiency. However, there was a relatively severe polarization of operating results across the whole industry. Growth mainly came from the crude oil and natural gas exploration segment, while certain segments such as crude oil processing demonstrated a decline in earnings or even suffered a loss. In 2006, the Group faced adverse operating conditions such as the successive increases in international crude oil prices, which climbed to record highs one time after another and kept hovering at high levels. The Group also suffered severe losses in relation to its oil refining operation as a result of the price controls imposed on petroleum product by the State. In order to tackle these difficult operating conditions, the Group actively carried out cost leadership strategy, lengthened the production cycle, and strengthened the safety and stability of the operation of its production facilities. It also gradually pushed for a more professional and centralized management, reformed its auxiliary businesses and cleaned up and shake-up investment at subsidiary level, as well as specifically enhancing internal management. As a result, the Company has been able to maintain a stable production operation in general. Positive progress was reported regarding the reform of auxiliary businesses, clean-up and shake-up investment at subsidiary level, internal management, project construction, technology research and development, staff training and corporate culture cultivation, etc. Nevertheless, the Group’s economic efficiency saw a substantial fall over 2005 as a result of the high cost for crude oil, despite the fact that its turnover in 2006 broke the RMB50,000 million threshold and reached a record high of RMB50,599.5 million.

(1)	Making new progress in resource optimization and maintaining a stable production in general

In 2006, the Company aggressively strived for the optimization of the utilization of raw materials such as crude oil and ethylene, as well as the optimization of the usage of energy and power. It ensured a safe and stable operation of its production facilities with a long production cycle, and timely adjusted its product structure in accordance with market conditions. In addition, the Company actively increased its products output with a higher cost efficiency, and reduced or even ceased producing certain unprofitable products. During the year, the on-stream availability and the average load factor of the Company’s major production facilities were 95.33% and 96.62%, respectively. Operation of major production facilities remained steady, with the number of non-scheduled suspensions decreased by 23.53% as compared to the previous year while the duration of non-scheduled suspensions decreased by 32.40% as compared to the previous year. No major safety-related incidents or environmental pollution incidents took place during the year.

In 2006, the Company processed 8,920,300 tons of crude oil, representing a decrease of 6.03% as compared to the previous year. Production outputs of gasoline, diesel and jet fuel also decreased, in which the Company produced 761,500 tons, 2,742,100 tons and 533,800 tons, respectively. The Company produced 960,300 tons of ethylene and 517,700 tons of propylene, similar to the respective figures for the previous year; 1,087,800 tons of synthetic resins and polymers, representing an increase of 1.94% over the previous year; 549,500 tons of synthetic fibre monomers, representing an increase of 11.29% over the previous year; 604,600 tons of synthetic fibre polymers, representing an increase of 1.47% over the previous year; and 330,000 tons of synthetic fibres, representing a decrease of 7.46% over the previous year. Meanwhile, the quality of the Company’s products was consistently maintained at a premium level, and the Company continued to top the nation in production outputs of ethylene and acrylic fibre.

(2)	Market demand for petrochemical products remained robust, but product prices witnessed frequent volatility

In 2006, international crude oil prices witnessed fluctuations at high levels. Prices climbed initially but declined later. Domestic demand for petrochemical product remained relatively strong. Prices for a majority of products increased as compared to the previous year, but price fluctuations were frequent. For the year ended 31 December 2006, the weighted average prices (exclusive of tax) of the Company’s synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products increased by 4.26%, 9.02%, 3.47% and 14.11%, respectively, over the previous year.

(3)	Impact of crude oil costs

International oil prices continued to surge and become volatile at high levels in 2006 for the third consecutive year, soaring to historic highs in July 2006 (Brent crude oil price recorded a highest closing price of US$78.30 per barrel, while the WTI (“West Texas Intermediate”) crude oil price on the New York Stock Exchange recorded a highest closing price of US$77.03 per barrel). The prices started to decline rapidly since August, thereby resulting in an overall trend of price decline after fluctuations at high levels. According to statistics, in 2006 the annual average price of Brent crude oil increased by approximately 20% over the previous year to reach US$65 per barrel. For the year ended 31 December 2006, the Group processed 8,920,300 tons of crude oil (inclusive of oil processed on a sub-contracting basis), representing a decrease of 572,700 tons over the previous year. Of this volume, offshore oil accounted for 348,300 tons and imported oil accounted for 8,572,000 tons. Crude oil processed by the Group on its own totaled 8,810,200 tons, down

4.43% over the previous year. Of the Group’s cost of sales, crude oil costs accounted for RMB33,307.6 million or 67.72% of the Group’s annual cost of sales. The average cost of crude oil processed was RMB3,780.56 per ton, representing an increase of 17.84% over the previous year. The crude oil costs increased by RMB3,712.2 million as compared to 2005.

(4)	Further strengthening operation management, facilitating continued optimization and enhancing production operation approaches

In 2006, the Company further strengthened operation management, elevating the integration of production versus operation and planning versus market needs, thus facilitating continued optimization and enhancement of its production operation approaches. As a result, the output to sales ratio reached 100.33%. Turnover amounted to RMB50,599.5 million, representing an increase of 10.10% over the previous year. Management of sales contracts and receivables were stepped up as well, with a receivable recovery ratio of 100.08% during 2006. Procurement of resources was effectively managed, with procurement costs for general resources below average market prices.

(5)	Project construction proceeded smoothly, with full commencement of structural adjustment projects

In 2006, the Company put a lot of effort on the construction of key projects. The 3,300,000 tons per year diesel hydrogenation project was mechanically completed on 6 December, while the 380,000 tons per year ethylene glycol plant was mechanically completed on 24 December. The Group’s structural adjustment project, which aimed at further adjusting and optimizing businesses and products, has fully commenced since the end of 2006. Construction work has begun for the project of adding flue gas desulphurization facilities to the furnaces of coal-fired power plants, the 620 tons of steam / hour boiler and the 100MW power generation unit project, the 1,200,000 tons / year delayed coking plant project, and so forth.

The Shanghai Secco 900,000 tons / year ethylene joint venture project between the Company, Sinopec Corp. and BP Chemicals East China Investments Ltd. operated in a normal manner in 2006, whereby 978,000 tons of ethylene were produced during the year, representing an increase of 52.33% over the previous year. The project was top in the nation in terms of ethylene output.

(6)	Making progress in development of new technologies and products with reference to the actual corporate production operation needs

In 2006, the Company continued to make progress in the development of new technologies and products with reference to the actual needs of corporate development and production operation. Key development projects such as the development and application of gasoline blending technology, the studies on industrial application of domestically-made bimodal polyethylene catalyst, the industrial studies and application of NaSCN solvent’s super-purification for the Jinyang unit, the 150,000 tons/year C5 segregation technique software package, and so forth, reported development breakthroughs. New progress was also seen in the development of new products such as extra-soft acrylic fibres, special high-gloss and heat-resistant polypropylene, special powder coatings, and so forth. According to statistics, the Company’s output of new products was 817,000 tons during the year, up 34.48% over the previous year; output value ratio was 19.81%, while output to sales ratio was 96.85%. 243,100 tons of differentiated synthetic fibres were produced, and the ratio of differentiated synthetic fibres was 73.75%, up 18.28 percentage points over the previous year. 831,600 tons of special plastic were produced, and the ratio of special plastic was 83.13%, up 1.95 percentage points over the previous year. Thirty-one patent applications were submitted during the year, all of which were invention patents applied in the PRC in relation to the development of the above-mentioned new technologies and new products.

(7)	Further enhancement of corporate management and internal reform, with gradual progress on auxiliary business reform, clean-up and shake-up investment at subsidiary level work and professional centralized management

In 2006, the Company further enhanced its internal control, information management and staff training. The Internal Control Manual of Shanghai Petrochemical (2006 Edition) was adopted on 1 May 2006 upon consideration and approval by the Board. During the year, self-checking and professional checks were conducted over the implementation of all procedures and the effectiveness of control with reference to The Guideline for Internal Control Checking and Assessment, with investigations, analyses and rectifications made for problems identified in business procedure implementation. The Company also engaged KPMG Internal Audit team to perform COSO (“the Committee of Sponsoring Organisation of the Treadway Commission) entity level gap analysis to assist management evaluation of the Company’s internal control environment. Through adjustments of the information management system, further application of the ERP (“Enterprise Resource Plan”) system and RPMS (“Refining and Processing Integration Plan - Optimized Model System”) was facilitated, effectively enhancing the production operation management quality of the Company. By way of integrating training resources, the Company proactively adopted the training approach of centralized management and grade-by-grade implementation, thereby strengthening the effort on educational training and further enhancing the quality of its staff.

In 2006, the Company actively pushed for the implementation of an auxiliary business reform, clean-up and shake-up investment at subsidiary level work and professional centralization of core operations. Among the original livelihood-related logistics services, a large number have basically completed the divestiture reforms and have been separated from the core operations. At the same time, thorough checks have been conducted on external investments and the conditions of various operations, with withdrawals from certain ventures completed after the clean-ups. According to the requirements of flatten management, the Company has effected centralized management of quality assurance analysis, environmental protection analysis (including occupational hygiene checks) and power substation consumption reduction efforts. To effectuate the above noted reforms and centralization of management, by 31 December 2006, the Company reduced its work force by 2,559 employees, which reduction included voluntary resignees and retirees representing 10.04% of the total employees as at the beginning of 2006.

(8)	Analysis of the reasons for the significant fall in operating results for the year

The significant fall in the operating results during the Reporting Period was mainly attributable to the following reasons:

a.	The Group’s production costs rose significantly over the previous year as a result of the continued high international crude oil prices. Given that crude oil costs accounted for up to 67.72% of the Group’s annual costs of sales and that the average costs of crude oil processed had increased by 17.84% over the previous year, the increases of average costs of crude oil processed were far more than the corresponding price increases for the Group’s four major products. Therefore, the Group’s profitability was reduced substantially.

b.	In 2006, despite the fact that the State had raised the prices of petroleum products, there was no change in the situation that prices of domestic petroleum products were significantly below international prices, with domestic oil refineries continuing to suffer severe losses. With petroleum products accounting for almost half of the volume of crude oil processed by the Group, despite a subsidy of RMB282.1 million granted to the Group by the Ministry of Finance the Group was still unable to fully make up the gross loss of RMB1,937 million (inclusive of sales tax) arising from the sale of petroleum products, such that total profits of the Group fell remarkably in 2006 over the previous year.

Critical Accounting Policies

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of its financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

Impairments for long lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets are not readily available. In determining the value in use, expected cash flows generated by the assets are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual values. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Summary

The following table sets forth the Group’s sales volumes and net sales (net of sales taxes) for the years indicated (prepared under IFRS):

	For the years ended 31 December
	2006 Net Sales			2005 Net Sales			2004 Net Sales
	Sales Volume ( ‘000 tons)	(Millions of RMB)	% of Total	Sales Volume ( ‘000 tons)	(Millions of RMB)	% of Total	Sales Volume ( ‘000 tons)	(Millions of RMB)	% of Total
Synthetic Fibres	337.0	4,711.7	9.4	355.2	4,764.0	10.6	384.4	4,751.8	12.3
Resins and Plastics	1,558.9	15,753.3	31.6	1,505.8	13,958.3	30.9	1,409.7	12,086.0	31.3
Intermediate Petrochemicals	1,009.3	6,775.7	13.6	1,010.5	6,556.0	14.5	1,075.8	5,896.6	15.3
Petroleum Products	5,109.8	19,387.6	38.8	5,400.0	17,955.0	39.7	4,828.9	13,101.9	33.9
All others	—	3,289.8	6.6	—	1,957.0	4.3	—	2,827.8	7.2

Total	8,015.0	49,918.1	100.0	8,271.5	45,190.3	100.0	7,698.8	38,664.1	100.0

The following table sets forth a summary statement of the Group’s income for the years indicated (prepared under IFRS):

	Years ended 31 December
	2006		2005		2004
	Millions of RMB	% of Operating revenues	Millions of RMB	% of Operating revenues	Millions of RMB	% of Operating revenues
Synthetic fibres
Operating revenues	4,727.3	9.3	4,781.8	10.4	4,778.0	12.1
Operating expenses	(4,531.0)	(9.0)	(4,518.4)	(9.8)	(4,527.6)	(11.5)

Operating profit	196.3	0.4	263.4	0.6	250.4	0.6

Resins and plastics
Operating revenues	15,800.0	31.2	14,010.3	30.5	12,154.4	30.8
Operating expenses	(14,637.9)	(28.9)	(12,519.6)	(27.3)	(10,267.8)	(26.0)

Operating profit	1,162.1	2.3	1,490.7	3.2	1,886.6	4.8

Intermediate petrochemicals
Operating revenues	6,800.6	13.5	6,586.5	14.3	5,941.6	15.1
Operating expenses	(6,120.2)	(12.1)	(5,605.5)	(12.2)	(4,390.8)	(11.1)

Operating profit	680.4	1.4	981.0	2.1	1,550.8	3.9

Petroleum Products
Operating revenues	19,977.8	39.5	18,616.5	40.5	13,692.4	34.8
Other income	282.1	0.6	632.8	1.4	—	—
Operating expenses	(21,957.6)	(43.4)	(19,696.2)	(42.9)	(12,705.8)	(32.3)

Operating profit	(1,697.7)	(3.4)	(446.9)	(1.0)	986.6	2.5

Others
Operating revenues	3,293.8	6.5	1,960.8	4.3	2,836.2	7.2
Operating expenses	(3,082.0)	(6.1)	(1,721.0)	(3.7)	(2,485.4)	(6.3)

Operating profit	211.8	0.4	239.8	0.6	350.8	0.9

Total
Operating revenues	50,599.5	100.0	45,955.9	100.0	39,402.5	100.0
Other income	282.1	0.6	632.8	1.4	—	—
Operating expenses	(50,328.7)	(99.5)	(44,060.7)	(95.9)	(34,377.4)	(87.2)

Operating profit	552.9	1.1	2,528.0	5.5	5,025.2	12.8
Share of profits/(losses) of associates and jointly controlled entities	576.7	1.1	(61.0)	(0.1)	(36.9)	(0.1)
Net financing costs	(165.4)	(0.3)	(179.4)	(0.4)	(292.0)	(0.7)

Income before tax	964.2	1.9	2,287.6	5.0	4,696.3	11.9
Income tax	(53.2)	(0.1)	(366.3)	(0.8)	(637.1)	(1.6)

Income after tax	911.0	1.8	1,921.3	4.2	4,059.2	10.3

Attributable to:
Equity shareholders of the Company	844.4	1.7	1,850.5	4.0	3,971.1	10.1
Minority interests	66.6	0.1	70.8	0.2	88.1	0.2

Income after tax	911.0	1.8	1,921.3	4.2	4,059.2	10.3

RESULTS OF OPERATIONS

Year ended 31 December 2006 compared with year ended 31 December 2005.

Net sales

Total net sales increased by 10.46% to RMB49,918.1 million in 2006 as compared with RMB45,190.3 million in 2005. In 2006, demand for petrochemical products remained strong, driving product prices to rise. However, the rise has since then slowed down remarkably. The weighted average prices of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products for 2006 increased to varying degrees as compared to 2005.

(i)	Synthetic fibres

Net sales of synthetic fibre products decreased by 1.10% to RMB4,711.7 million in 2006 as compared with RMB4,764.0 million in 2005. Although the weighted average price of synthetic fibres increased by 4.26%, the profit margin of synthetic fibre products was substantially reduced as the raw material costs of synthetic fibres remained at high levels. As such, sales volume of synthetic fibres decreased by 5.14% as compared to 2005 because the sales volume of certain major synthetic fibre products, except industrial fibre and acrylic top, decreased by varying degrees.

Net sales of synthetic fibre products accounted for 9.44% of the Group’s total net sales in 2006, a decrease of 1.10 percentage points as compared to 2005.

(ii)	Resins and plastics

Net sales of resins and plastics increased by 12.86% to RMB15,753.3 million in 2006 as compared with RMB13,958.3 million in 2005. Weighted average price of resins and plastics increased by 9.02% as compared to 2005 and sales volume increased by 3.52% as compared to 2005. Among the Group’s resins and plastics products for 2006, sales volume of polyester pellet, polyethylene and polypropylene increased by 7.10%, 5.04% and 1.66%, respectively, while the Group’s average sales prices had increased by 4.12%, 11.49% and 9.85%, respectively.

Net sales of resins and plastics accounted for 31.56% of the Group’s total net sales in 2006, an increase of 0.67 percentage point as compared to 2005.

(iii)	Intermediate petrochemicals

Net sales of intermediate petrochemicals increased by 3.35% to RMB6,775.7 million in 2006 as compared with RMB6,556.0 million in 2005, with weighted average price of intermediate petrochemicals increasing by 3.47% and sales volume decreasing by 0.11% as compared to 2005. Among the Group’s intermediate petrochemical products, the weighted average prices of the Group’s major products such as ethylene and butadiene increased by 15.09% and 7.40%, respectively, while the weighted average prices of pure benzene, ethylene glycol and ethylene oxide decreased by 6.87%, 7.62% and 11.86% respectively. The sales volumes of ethylene, butadiene, ethylene glycol and ethylene oxide decreased by 4.55%, 1.40%, 81.71% and 12.65%, respectively, except for pure benzene of which the sales volume increased.

Net sales of intermediate petrochemicals accounted for 13.57% of the Group’s total net sales in 2006, a decrease of 0.93 percentage point as compared to 2005.

(iv)	Petroleum products

Net sales of petroleum products increased by 7.98% to RMB19,387.6 million in 2006 as compared with RMB17,955.0 million in 2005, with an increase of 14.11% in the weighted average price as compared to 2005. The weighted average prices of gasoline, diesel oil and jet fuel increased by 18.01%, 10.98% and 22.13%, respectively, but sales volumes decreased by 7.95%, 12.60% and 15.68%, respectively. Petroleum products are subject to price control by the State.

Net sales of petroleum products accounted for 38.84% of the Group’s total net sales in 2006, a decrease of 0.89 percentage point as compared to 2005.

The Group received a cash government grant of RMB282,141,800 from the Ministry of Finance of the PRC as a compensation for loss incurred due to the distortion of the correlation of domestic refined petroleum product prices and crude oil prices in 2006. There are no unfilled conditions or other contingencies attached to the receipt or usage of this government grant. However, there is no assurance that the Group will continue to receive such grant in the future.

(v)	Trading and other activities

Revenues for trading and other activities increased by 68.10% to RMB3,289.8 million in 2006 as compared with RMB1,957.0 million in 2005. Such increases in revenue were mainly attributed to increases in trading volume of our petrochemical products.

Operating Expenses

The Group’s operating expenses comprise of cost of sales, selling and administrative expenses, other operating expenses and other operating income.

Such operating expenses increased by 14.23% to RMB50,328.7 million in 2006 as compared with RMB44,060.7 million in 2005, mainly due to increase in international crude oil prices. The operating expenses of synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products, and trading and other activities amounted to RMB4,531.0 million, RMB14,637.9 million, RMB6,120.2 million, RMB21,957.6 million and RMB3,082.0 million, respectively, representing increases of 0.28%, 16.92%, 9.18%, 11.48% and 79.08%, respectively as compared to 2005.

(i)	Synthetic fibres

Operating expenses of synthetic fibres increased by RMB12.6 million as compared to 2005, mainly due to an increase in raw material prices for synthetic fibres.

(ii)	Resins and plastics

Operating expenses of resins and plastics increased by RMB2,118.3 million as compared to 2005, mainly due to increased costs for raw materials such as ethylene and propylene. Moreover, sales volume of polyester chips increased by more than 30,000 tons or 7.10% as compared to 2005, which also contributed to the increase in cost of sales and selling expenses of resins and plastics.

(iii)	Intermediate petrochemicals

Operating expenses of intermediate petrochemicals increased by RMB514.7 million as compared to 2005, due to increased costs for raw materials such as naphtha.

(iv)	Petroleum products

Operating expenses of petroleum products increased by RMB2,261.4 million as compared to 2005, mainly due to the continuous increase in crude oil price (which is a major production raw material of the Group), which has directly led to a significant increase in cost of sales and selling expenses of petroleum products.

(v)	Trading and other activities

Operating expenses of trading and other activities increased by RMB1,361.0 million as compared to 2005, which was attributable to increased purchasing costs as a result of increased business volume.

Cost of sales

Cost of sales increased by 14.68% to RMB49,182.2 million in 2006, as compared with RMB42,887.7 million in 2005. Cost of sales accounted for 98.53% of the net sales for 2006, primarily due to a significant increase in 2006 in crude oil price which is the Group’s major raw material.

(i)	Crude Oil

In 2006, the Group processed 8,920,300 tons of crude oil (of which 110,000 tons were processed on a sub-contracting basis), a decrease of 572,700 tons as compared with 9,493,000 tons in 2005 (274,000 tons of sub-contracting processing in 2005). The volumes of imported oil and offshore oil processed by the Group were 8,572,000 tons and 348,300 tons, respectively.

Total cost of crude oil processed by the Group in 2006 amounted to RMB33,307.6 million, an increase of 12.62% as compared with RMB29,576.4 million in 2005 and accounting for 67.72% of the cost of sales. The weighted average cost of crude oil for the Group was RMB3,780.56 per ton, representing an increase of 17.84% as compared to 2005. The weighted averaged costs of imported oil and offshore oil were RMB3,787 per ton and RMB3,636 per ton, respectively.

(ii)	Other expenses

Expenses for other ancillary materials were RMB7,901.8 million in 2006, an increase of 13.63% as compared with RMB6,954.0 million in 2005, primarily due to a significant increase in the purchasing costs of intermediate petrochemicals such as liquified petroleum gas and propylene during the Reporting Period. Depreciation expenses increased from RMB1,714.4 million in 2005 to RMB1,848.5 million in 2006. Energy and power costs increased to RMB974.8 million due to increases in coal prices and electricity tariffs in 2006. Compared to the same period of 2005, labor costs increased to RMB1,210.3 million during 2006, while maintenance costs decreased to RMB874.5 million.

Selling and administrative expenses

Selling and administrative expenses amounted to RMB522.0 million, representing an increase of 17.46% as compared with RMB444.4 million in the same period of the previous year due to a significant increase in the Group’s income from principal operations during the Reporting Period.

Operating profit

Operating profit was RMB552.9 million, representing a significant decrease of 78.13% as compared with RMB2,528.0 million in 2005 primarily due to a significant increase in the Group’s production cost as a result of the rising crude oil price during the Reporting Period. As domestic petroleum product prices were subject to the State’s control and were significantly below international prices, the Group witnessed a substantial decrease in operating efficiency in 2006.

Other operating income

Other operating income was RMB297.4 million in 2006, an increase of 24.64% as compared with RMB238.6 million in 2005, mainly due to the increase in income from fixed asset disposals and rental income from investment properties during the Reporting Period.

Other operating expenses

Other operating expenses increased by 19.35% from RMB201.5 million in 2005 to RMB240.5 million in 2006, primarily due to the increase in expenses on net losses from fixed asset disposals and the provision made for impairments of fixed assets during the Reporting Period.

Net financing costs

The Group’s net financing costs were RMB165.4 million in 2006, a decrease of 7.80% as compared with RMB179.4 million in 2005, which was primarily due to the appreciation of RMB. A foreign exchange gain of RMB81.2 million was recorded during the Reporting Period, thereby lowering the Group’s financing costs.

Profit before tax

The Group’s profit before tax was RMB964.2 million in 2006, a decrease of 57.85% as compared with RMB2,287.6 million in 2005.

Income tax

The Group’s income tax decreased by 85.48% to RMB53.2 million in 2006 as compared with RMB366.3 million in 2005. Such decrease was primarily due to a substantial decrease in total profit.

The Group continued to pay income tax at a preferential rate of 15% in 2006. This preferential rate was first applied to us under the approval of the State’s tax authorities which became effective from 1 January 1993. According to the relevant taxation regulations issued by the Ministry of Finance and the State Administration of Taxation, the first nine H-Share listed companies (including the Company) were permitted to pay income tax at a 15% tax rate for the years of 1996 and 1997. From 1998 to 2006, this tax privilege has not been revoked by the relevant government authorities. However, the Group is unable to confirm whether the Ministry of Finance will maintain the 15% tax rate in 2007. In addition, in March 2007, the National People’s Congress passed legislation under which the same taxation system will be applied to both domestic enterprises and foreign enterprises. The enterprise income tax rate is unified at 25% and will be effective from 1 January 2008. The impact of such change of enterprise income tax rate on the Group will depend on implementation details which will be subsequently issued.

Profit after tax

Profit after tax was RMB911.0 million in 2006, a significant decrease of 52.59% as compared with RMB1,921.3 million in 2005.

B.	Analysis of the Company’s principal operations and performance

1.	Principal operations by segment or product (prepared under PRC Accounting Rules and Regulations)

By segment or product	Income from principal operations	Cost of sales	Gross profit margin	Increase/decrease of income from principal operations compared to the previous year	Increase/decrease of cost of sales compared to the previous year	Increase/decrease of gross profit margin compared to the previous year
	(RMB ‘000)	(RMB ‘000)	(%)	(%)	(%)
Synthetic fibres	4,727,261	4,371,918	7.52	-1.14	0.44	Decrease 1.45 percentage points
Resins and plastics	15,800,015	13,741,514	13.03	12.77	18.14	Decrease 3.95 percentage points
Intermediate petrochemicals	6,800,577	5,597,796	17.69	3.25	11.40	Decrease 6.02 percentage points
Petroleum products	19,977,755	21,288,191	-6.56	7.31	12.31	Decrease 4.74 percentage points
Trading and others	3,173,828	2,923,012	7.90	66.81	78.19	Decrease 5.88 percentage points
Including: connected transactions	20,154,473	21,264,070	-5.51	1.43	11.78	Decrease 9.78 percentage points

Price-setting principles of connected transactions	The directors of the Company (including independent non-executive directors) believe that the connected transactions were conducted on normal commercial terms which are no less favourable than those offered to or by any third party and were conducted in ordinary course of business. This was confirmed by the independent non-executive directors of the Group.

Description of the necessity and continuity of connected transactions	The purchases by the Company from Sinopec Corp. and its associates of crude oil-related materials and sales of petroleum products by the Company to them were conducted in accordance with the State’s relevant policy and applicable State tariffs or State guidance prices. As long as the State does not revoke its control over purchases of crude oil, sales of petroleum products and pricing thereof, such connected transactions will continue to happen. The Company sells petrochemicals to Sinopec Corp. and its associates and Sinopec Corp. and its associates act as an agency for the sale of petrochemicals in order to reduce the Company’s inventories, expand its trade, distribution and sales networks and improve the Company’s bargaining power with our customers. The Company accepts transportation, design, construction and installation, insurance agency and financial services from Sinopec and its associates in order to secure steady and reliable services at reasonable prices.

2.	Principal operations by geographical location

Geographical location	Income from principal operations RMB’000	Increase/decrease of income from principal operations compared to the previous year (%)
Eastern China	46,795,318	8.01
Other regions in China	3,449,778	35.59
Exports	234,340	172.13

C.	Liquidity and Capital Sources

The Group’s primary sources of capital are operating cash flows and loans from unaffiliated banks. The Group’s primary uses of capital are costs of goods sold, other operating expenses and capital expenditures.

Capital Sources

Net cash inflows from operating activities (prepared under IFRS)

The Group’s net cash inflows provided from operating activities amounted to RM1,696.6 million in 2006, a decrease of RMB2,247.0 million as compared with RMB3,943.6 million in 2005. Due to the increase in the costs of the Group’s crude oil which was higher than the increase in the sales prices of various major products during the Reporting Period, net cash inflows from profit before tax (net of depreciation) amounted to RMB2,787.9 million in 2006, representing a decrease of RMB1,204.8 million of net cash flows as compared with RMB3,992.7 million in 2005. Increased inventories balance at the end of the year led to an increase in cash outflows of RMB48.3 million in 2006 (as compared with an increase in cash outflows of RMB387.2 million during the same period of the previous year). Changes in the year-end amounts of operating payables, other payables and bills payable led to a decrease in cash outflows of RMB345.6 million in 2006 (as compared with an increase in cash outflows of RMB33.9 million during the same period of the previous year). Increases in the year-end balances of debtors, bills receivables and deposits led to a decrease in operating cash inflows of RMB585.3 million in 2006 (as compared with an increase in cash inflows of RMB1,170.9 million during the same period of the previous year as a result of a decrease in such year-end balances). In addition, the Group’s income tax payment decreased significantly due to a significant decrease in profit during the Reporting Period. In 2006, income tax payment led to a cash outflow of RMB63.4 million (as compared with RMB431.0 million cash outflow in 2005).

Cash flow breakdowns of the Group during the Reporting Period (prepared under PRC Accounting Rules and Regulations)

	2006	2005
	RMB’000	RMB’000
Net cash inflow from operating activities	2,040,679	4,245,115
Net cash outflow from investing activities	(1,352,541)	(1,189,242)
Net cash outflow from financing activities	(1,138,260)	(3,395,755)

Borrowings

The Group’s total borrowings in 2006 amounted to RMB5,334.0 million, representing a decrease of RMB70.0 million, of which short-term bank loans decreased by RMB669.8 million and long-term bank loans expired within one year decreased by RMB956.6 million. In addition, the Company has issued RMB2 billion short-term commercial papers to institution investors within the PRC inter-bank debenture market. The short-term commercial papers will mature on 12 December 2007. Short-term borrowings and loans were primarily used to meet the Group’s needs of working capital during its production operation processes, among which, short-term bank loans carried floating interest rates denominated in Renminbi and short-term commercial papers carried a par interest rate of 3.83%. During 2006, the Group’s long-term bank loans stood at RMB1,063.7 million in 2006, a decrease of RMB413.6 million. Most of the Group’s long-term bank loans were used for capital expansion projects for the past years.

The Group managed to maintain its asset-liability ratio at a safe level by enhancing controls over both liabilities (including borrowings) and financing risks. The Group generally does not experience any seasonality in borrowings. Rather, due to the nature of the capital expenditures plan, long-term bank loans can be arranged in advance of expenditures while short-term borrowings are used to meet operational needs. The terms of our existing borrowings do not restrict the Group’s ability to pay dividends on its shares.

Debt-equity ratio

The Group’s debt-equity ratio was 5.3% in 2006 compared to 7.3% in 2005. The ratio is calculated using this formula: (total long-term loans)/(total long-term loans + shareholder’s equity).

D.	Research and Development, Patents and Licenses, etc.

The Group generates a number of technology development units, including the Petrochemical Research Institute, the Polyester Fiber Research Institute, the Acrylic Fibre Research Institute and the Environmental Protection Research Institute. These units are charged with various research and development tasks with respect to new technology, new products, new production processes and equipment and environmental protection. The Group’s research and development expenditures in 2004, 2005 and 2006 were RMB74.7 million, RMB79.5 million and RMB51.6 million, respectively, representing approximately 0.2%, 0.2% and 0.1% of the total sales, respectively, in those years.

The Group was not, in any material aspect, bound by any patents; licenses; industrial, commercial or financial contracts; or new production processes.

E.	Off-Balance Sheet Arrangements

Please refer to section 7.2 - Guarantees and note 31 to the financial statements under IFRS for details of the Group’s external guarantee and capital undertakings.

F.	Contractual obligations

The following table sets forth the Group’s obligations to future payments under contracts as of 31 December 2006.

	As of 31 December 2006 Payment due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Contractual obligations
Short-term loan	1,853,692	1,853,692	—	—	—
Long-term loan	1,480,299	416,645	1,059,043	4,611	—
Corporate bonds	2,000,000	2,000,000	—	—	—

Total contractual obligations	5,333,991	4,270,337	1,059,043	4,611	—

G.	Description of substantial changes in the Company’s major financial data during the Reporting Period as compared to the previous year (prepared under PRC Accounting Rules and Regulations)

(Details of reporting items with annual changes of 30% or more and occupying 5% or more of the Group’s total assets at the reporting date or 10% or more of the total profit for the Reporting Period, together with reasons for the changes.)

Unit: RMB’000

	For the years ended 31 December		Increase/ decrease amount	Change (%)	Reason for change
Items	2006	2005
Profit from principal operations	1,875,643	3,527,005	-1,651,362	-46.82	Crude oil costs increased substantially; prices of major products remained sluggish; and profit margins of the oil refining business decreased substantially.
Profit from operations	88,796	1,723,162	-1,634,366	-94.85
Net profit	736,851	1,704,627	-967,776	-56.77
Subsidy income	282,142	632,820	-350,678	-55.42	The Company received a cash government grant of RMB282.1 million from the Ministry of Finance in December 2006, which was less than last year.
Investment income/(loss)	673,809	(39,375)	713,184	—	Investment gain from Shanghai Secco Petrochemical Company Limited increased substantially.

Unit: RMB’000

Items	31 December 2006	31 December 2005	Increase/ decrease amount	Change (%)	Reason for change
Construction in progress	1,972,893	754,192	1,218,701	161.59	Increase in investment in the 3.3 million tons/year diesel hydrogenation project and the 380,000 tons/year ethylene glycol project

H.	Analysis of the Reporting Period’s performance and results of the companies in which the Company has controlling interests or investment interests

As at 31 December 2006, the Company had equity interests of more than 50% in the following principal subsidiaries:

Company	Place of registration	Principal Activities	Place for principal activities	Class of legal person shares	Percentage of the equity held by the company	Percentage of the equity held by subsidiaries (%)	Registered Capital ( ‘000)	Net Profit/ (loss) for 2006 (RMB ‘000)
Shanghai Petrochemical Investment Development Company Limited	China	Investment management	China	Limited company	100	—	RMB800,000	233,516
China Jinshan Associated Trading Corporation	China	Import and export of petrochemical products and equipment	China	Limited company	67.33	—	RMB25,000	18,273
Shanghai Golden Way Petrochemical Company Limited	China	Production of vinyl acetate products	China	Limited company	—	75	US$3,460	(1,337)
Shanghai Jinchang Engineering Plastics Company Limited	China	Production of polypropylene compound products	China	Limited company	—	50.38	US$4,750	3,248
Shanghai Golden Phillips Petrochemical Company Limited	China	Production of polypropylene products	China	Limited company	—	60	US$50,000	185,591
Zhejiang Jin Yong Acrylic Fiber Company Limited	China	Production of acrylic fiber products	China	Limited company	75	—	RMB250,000	(47,532)
Shanghai Petrochemical Enterprise Development Company Limited	China	Investment management	China	Limited company	100	—	RMB455,000	(66,139)
Shanghai Golden Conti Petrochemical Company Limited	China	Production of Petrochemical products	China	Limited company	—	100	RMB545,776	43,335

None of the subsidiaries have issued any debt securities.

The Company’s equity interests in its associates comprised of an equity interest of 38.26%, amounting to RMB661.4 million, in Shanghai Chemical Industry Park Development Co., Ltd. set up in the PRC; and an equity interest of 20%, amounting to RMB1,881.8 million, in Shanghai Secco Petrochemical Company Limited set up in the PRC. The principal business of Shanghai Chemical Industry Park Development Co., Ltd. is the planning, developing and operating the Chemical Industry Park in Shanghai, PRC, while the principal business of Shanghai Secco Petrochemical Company Limited is production of petrochemicals such as ethylene.

Results analysis of the companies in which the Group has controlling interests or investment interests and which affected 10% or more of the Group’s net profit:

1.	Shanghai Golden Phillips Petrochemical Company Limited, which mainly engaged in the production of polyethylene filament products and specialized materials, recorded income from principal operations of RMB1,532.0 million and a profit from principal operations of RMB249.8 million in 2006; and

2.	Shanghai Secco Petrochemical Company Limited, which primarily engaged in the production and distribution of petrochemicals, recorded income from principal operations of RMB21,777.4 million and a profit from principal operations of RMB3,751.7 million in 2006.

I.	Major suppliers and customers

The Group’s top five suppliers in 2006 were Sinopec Transport & Storage Branch, China International United Petroleum & Chemical Company Limited, Sinochem International Oil Corporation, Shanghai Secco Petrochemical Company Limited and China National Offshore Oil Corporation. Total costs of purchases from these suppliers accounted for 77% of the total cost of purchases by the Group during the year, amounting to RMB37,861.2 million. The cost of purchases from the largest supplier amounted to RMB25,240.7 million, representing 51% of the total costs of purchases by the Group during the year.

The Group’s top five customers during 2006 were Sinopec Huadong Area Sales Company, Sinopec Gaoqiao Branch, Shanghai Chlor-Alkali Chemical Company Limited, Shanghai Xinshan Chemical Industry Company Limited and Shanghai Secco Petrochemical Company Limited. The total sales derived from these customers represented 38% of the Group’s total turnover during the year, amounting to RMB19,368.4 million. The sales derived from the largest customer amounted to RMB15,846.7 million, representing 31% of the turnover during the year.

To the knowledge of the Board, none of the directors (or their associates) or shareholders of the Company held any interest in the above suppliers and customers, namely Sinochem International Oil Corporation, China National Offshore Oil Corporation, Shanghai Chlor-Alkali Chemical Company Limited or Shanghai Xinshan Chemical Industry Company Limited. Sinopec Transport & Storage Branch, China International United Petroleum & Chemical Company Limited, Sinopec International Co. Ltd., Sinopec Huadong Area Sales Company and Sinopec Gaoqiao Branch are subsidiaries of the Company’s controlling shareholder, Sinopec Corp. The Company owns an equity interest of 20% in Shanghai Secco Petrochemical Company Limited.

J.	Others

Employees

As at 31 December 2006, the Company had 22,922 employees, among whom 14,180 were production staff; 7,162 were sales, finance and other staff; and 1,580 were administrative staff. 27.56% of the Group’s staff were graduates of colleges or universities. The Group was responsible for pension for retirees amounting to 11,164 people.

Purchase, Sale and Investment

Save and except as disclosed in the annual report, there was no material purchase or sale of our subsidiaries or associated or any other material investments during 2006.

Pledge of Assets

As at 31 December 2006, no fixed asset was pledged by the Group (31 December 2005: RMB nil).

Accounting principles generally accepted in the United States of America (“U.S. GAAP”) Reconciliation

The financial statements prepared in accordance with IFRS differ in certain significant respects from U.S. GAAP. Please see section D for supplementary information for North American shareholders. As a result of these differences and the effect upon taxation, profit attributable to equity shareholders of the Company reported under U.S. GAAP was higher than profit attributable to equity shareholders of the Company reported under IFRS by RMB5.6 million in 2006, RMB18.9 million in 2005 and RMB175.0 million in 2004. Shareholders’ equity reported under U.S. GAAP was higher than the one reported under IFRS by RMB86.7 million as of 31 December 2006 and higher by RMB81.1 million as of 31 December 2005.

6.2	Company’s Outlook on Future Developments (Business Prospects)

1.	Industry’s trends and competition posed to the Company

In 2007, the global situation is generally in a state of moderation and stability. After consecutive years of fast economic growth, the growth of the world economy is expected to slow down in 2007. Through continuous strengthening and enhancement of macro-economic measures, the economy of China is likely to maintain a steady and relatively fast growth. The steady and robust economic growth in both the international and domestic economies will bring about good development potentials to the petroleum and petrochemical industry. The domestic petrochemicals market is expected to remain prosperous due to gradually increasing demand for petroleum, natural gas, petroleum products and major petrochemicals, as driven by strong economic growth. However, petrochemical companies will still be exposed to a number of challenges as follows: the fact that international crude oil prices are expected to continue to fluctuate at high levels; the State’s refusal to loosen the control over prices of domestic petroleum products; intensifying market competition caused by rapid expansion of the petrochemicals production capacity, both domestically and overseas; further reduction of tariffs for imported petrochemicals amid further opening of the petroleum distribution market; intensification of international trade barriers and trade conflicts; and increasing pressure from environmental protection requirements. All the above factors will have certain impact on the production operation of the petrochemical industry in China, adding risks to the operation of petrochemical companies.

In response to the changes in the foreign and domestic macro-economic environment, the Group will strive to intensify reform programs, carry out restructuring, capitalize on business opportunities and accelerate development. It will also enhance management and regulate operation, striving to continue to achieve satisfactory operating results in 2007.

2.	The Company’s opportunities, challenges and strategies ahead

2007 will be a crucial period for the implementation of China’s Eleventh Five-year Plan, during which economic globalization will increase. Between 2005 and 2010, the world’s economy is expected to grow at an annual average rate of between 3% and 4%, whereas demand for petroleum will grow at an annual average rate of 1% to 2% and demand for ethylene will maintain an annual average growth rate of 4% to 5%. China’s economy will be able to maintain its steady and strong growth, with GDP per capita doubling by 2010 over 2000.

For China’s petroleum and petrochemical industry, the Eleventh Five-year Plan on one hand presents room for massive development and a rare opportunity for strategic development: further development and enhancement on the reforms of the socialist market economy; acceleration of the four “-izations” (industrialization, urbanization, marketization, internationalization); gradual development toward a fully open market; diversification of the investment systems; gradual formation of a dominant market economy and so forth. On the other hand, the industry also faces challenges such as more severe constraints over resources, increasing pressure on sustainable development, lack of self-developed intellectual property, intensifying market competition, and so forth.

During the period of the Eleventh Five-year Plan, the Group will base on a scientific development vision to persist with the development objective of “becoming a first-class China enterprise and an advanced corporation internationally and building a modernized petrochemical enterprises with world-class competitiveness”. The Group will be committed to matching external expansion with internal development and focusing on internal development as its mission, fully implementing the cost-reduction strategy. Through development of the structural adjustment program, the Group will effectively correct deficiencies such as inferior ancillary capacity in oil refining and the lack of rationality in petrochemical product structure and energy and power structure. Through integrated efforts on technological advancement and structural adjustments, quality enhancement and effective cost reduction, the Group will achieve transformation and renewal of its obsolete facilities and optimization and upgrade of its business structure, thereby further capitalizing on the Group’s core operations and enhancing its overall competitiveness and economic efficiency.

3.	New business initiatives for 2007

In 2007, in the face of continued volatility of international crude oil prices at higher levels and a possible decline in prices of petrochemicals and intensifying competition, the Company will aim for a full implementation of its cost-reduction strategy and strive for the building of a harmonious enterprise. It will accelerate the development of the structural adjustment program; optimize various resources; enhance fundamental management, infrastructure and basic training; ensure safety and environmental protection; emphasize energy savings and consumption reduction; push forward various reforms; and further enhance the development of team structure and corporate culture, with a view to achieving fundamental improvement of economic benefits.

i.	Push forward safety and environmental protection work to ensure smooth and effective production operations

The Group will focus on resolving complicated issues such as frequent repairs and maintenance of production facilities throughout the year; shortage of intermediate materials and electricity; further decline in quality of crude oil for processing; multiplicity of development projects, and so forth, with a view to putting more regard to the work on safety, environmental protection and stable production. The Group will further enhance its safety and environmental protection management level, so as to prevent harmful incidents involving safety, environmental protection and occupational hazards; further strengthen professional management of various aspects, raising the operating factor and load factor of major production facilities to achieve safe, stable and long-cycle operation of production facilities; further elevate its efforts on optimization of resource allocation, operating approaches, energy structure and product structure so as to strive to reduce procurement costs of crude oil, large amount of petrochemical raw materials and fuel, thus lowering the operating costs for production facilities and costs for various production operations.

ii.	Accelerate the development of the structural adjustment program and advance technological innovations, thus striving for enhancement of corporate competitiveness

The Group will further adjust and optimize the business structure, product structure and energy and power structure through the development of its structural adjustment program, so as to maintain the integral competitive edge of its integrated oil refining and petrochemical operations. It will further strengthen its innovation efforts to accelerate development and application of new technologies and new products through a push for technological advancement. The Group will, whilst working on its production operation and corporate development, also push forward technological development and innovations on energy saving, consumption reduction and emission reduction. It will continuously enhance its information technology work, with a focus on the optimization of the ERP and production management, so as to strive for the enhancement of the Company’s competitiveness in various aspects including operating scale, cost, technological quality and production quality.

iii.	Strengthening internal management continuously to further elevate the Company’s operational efficiency

The Group will further enhance its business procedures, increase working efficiency, strengthen internal control and prevent operating risks through the development and application of scientific and effective management systems and methods. The Group will maintain thorough budget management and earnestly implement the new accounting rules, ensuring the timeliness, completeness and accuracy of financial and production operation figures. It will continue to enhance the management system based on internal control system, pushing forward a full implementation of the internal control system to all aspects, all staff and all procedures within the Company. It will continue to improve fundamental management, infrastructure and basic training to consistently systematize, standardize and regularize the measures on frontline staff’s self-improvement efforts.

iv.	Continue to carry out reforms such as clean-up and shake-up investment at subsidiary level, restructuring and segregation in a pro-active and consistent manner

The Group will continue with its drive on clean-up and shake-up investment at subsidiary level effort, accelerating the process of bankruptcies, mergers, restructuring and withdrawals, in order to effectively resolve the issues inherited from the past regarding auxiliary businesses and external investments. It will continue to carry out the divestiture of auxiliary businesses from the core businesses, as well as other system reform and segregation work, in a gradual manner, focusing on resolving the reform and segregation of the maintenance and repair operation and striving for basic completion of the transformation of auxiliary businesses. At the same time, the Group will gradually push forward the structural reform of the core businesses, with an aim to complete the management consolidation on the operation aspect and the centralized management of certain functions (businesses).

v.	Further strengthening the establishment of team structure and the promulgation of corporate culture, thereby promoting the development of corporate harmony

The Group will reinforce the cultivation of management leaders by stepping up their learning, execution ability and control ability. It will strengthen the establishment of team structure according to the practical needs of business structure adjustment, with a focus on further raising the quality of the three core teams (management, professionals and skilled operators). The Group will further push forward the promulgation of corporate culture and enhance the development of corporate harmony, based on the requirements of the “Implementation Guidelines on Corporate Culture Cultivation for Shanghai Petrochemical”.

4.	The risks to which the Company may be exposed to in its future development

i.	The cyclical characteristics of the petroleum and petrochemical industry as well as the volatility of crude oil and refinery products’ prices may have an adverse impact on the Group’s operation and production.

A large part of the Group’s revenue is derived from the sale of petrochemicals. Historically, such products have been cyclical in nature and sensitive towards the supply and prices of raw materials as well as towards the overall economic situations. The markets where many of the Group’s products are available respond sensitively to changes in industrial output and output level, the conditions of regional and global economies, cyclical changes in the prices and supply of substitutes, and changes in consumer demand. The above factors have a major impact, from time to time, on the prices of the Group’s products available on the regional and global markets. Historically, these markets have experienced short supply during various periods which led to an increase in prices and profits, followed by a period of increased output which might result in oversupply and a decline in prices and profits. Given the reduction of tariffs and other import restrictions as well as China’s relaxed control over the distribution and pricing of products, many of the Group’s products will be subject to the impact of the petrochemical cycle of the regional and global markets. In addition, the prices of crude oil and petrochemicals will remain volatile and uncertain. Increased crude oil prices and fallen petrochemicals prices are likely to have an adverse impact on the Group’s business, operating results and financial condition.

ii.	Substantial capital expenditures and financing requirements are needed for the Group’s development plans, presenting a number of risks and uncertainties.

The petrochemical industry is a capital intensive sector. The Group’s capability to maintain and increase income, net income and cash flows has a bearing upon ongoing capital expenditures. The Group’s capital expenditures amounted to approximately RMB2,008.8 million (US$257 million) for 2006, which were met by financing activities and part of the Group’s internal funds. As at 31 December 2006, Sinopec Corp. (as the Group’s controlling shareholder) provided guarantee to the Group’s US$2.7 million long-term borrowings.

The Group’s capability to secure external financing in future is subject to a number of uncertainties which include:

•	the Company’s operating results, financial condition and cash flow in future;

•	China’s economic conditions and the market conditions for the Group’s products;

•	financing costs and conditions of the financial market; and

•	grant of government approval documents and other risks associated with the development of infrastructure projects in China, and so forth.

The Company’s failure to secure sufficient financing required for operation or development plans may have an adverse impact on the Group’s business, operating results and financial condition.

iii.	The Group may be exposed to intensifying competition.

Eastern China, a major market of the Group, has been experiencing a stronger economic growth and a higher demand for petrochemicals than other regions, which the Company believes, will prompt rival petrochemical companies to attempt to expand their sales and set up their sales networks in our major markets. This tendency is believed to continue and may intensify. Intensifying competition may have a material adverse impact on the Group’s financial condition and operating results.

iv.	The Group may not be able to pass on all increased costs due to rising crude oil prices.

At present, a significant amount of crude oil is being consumed by the Group for the production of petrochemical products. The Group attempted to mitigate the effect of increased costs due to rising crude oil prices by passing on the increased costs to the Group’s customers. However, whether the Group’s ability to pass on the increased costs to its customers is subject to the market conditions and the State’s control. Because there was a time lag between rising crude oil prices and increasing petrochemical products prices, rising crude oil prices cannot be totally offset by increasing the sales prices of the Group’s products. This may have a major adverse impact on the Group’s financial condition, operating results or cash flow.

v.	The Group’s business operations may be affected by existing or future environmental protection regulations.

The Group is subject to the scrutiny of a number of environmental protection laws and regulations in China. Such laws and regulations permit the government to:

•	levy a tax on emission of wastes;

•	levy a fine and a charge on acts that have seriously damaged the environment; and

•

shut down any facilities which are not in compliance with the law, and request that a rectification be made or that the operation which is damaging the environment be suspended, all of which at the judgment of the Central Government.

Wastes are produced during the Group’s production operation. Besides, operating permits are required for the Group’s production equipment, and such permits may be subject to renewal, revision or revocation. The Group’s operations are in full compliance with all applicable Chinese environment protection laws and regulations already promulgated and being enforced. However, the State has already enforced strict laws and environmental standards and may enforce stricter laws and stricter environmental standards. The Group cannot assure that the State or local governments will not enact more regulations or more strictly enforce certain (existing) regulations which may cause additional expenses on environmental protection measures.

vi.	The Group will be under a longstanding impact of competition and imported products from foreign companies upon China’s accession to the World Trade Organization (“WTO”).

As a member state of WTO, China has undertaken to lift or reduce some tariffs and non-tariff barriers imposed on foreign players in the Chinese domestic petrochemical market, while such barriers used to benefit us. In particular, the tax rates of tariffs imposed on imported petrochemicals which are in competition with the Group’s products have been reduced, and

•	participation by foreign companies in investing in China’s domestic petrochemical industry has been permitted to increase;

•	restrictions on import of crude oil by non-state-owned companies will be relaxed gradually;

•	foreign investment enterprises will be granted with the right to import and trade in petrochemical products; and

•	foreign companies will be permitted to distribute and market petroleum products in China’s domestic retail and wholesale markets.

If these measures are implemented, the Group will consistently be affected by intensified competition and import from overseas. The Group believes that China’s accession to the WTO will bring about a substantial amount of investments and businesses to China and accordingly, more opportunities will be available for the Group’s product sales. The Group also truly believes that its products have been and will be able to maintain their competitiveness against products imported into China. However, tariff breaks on imported products may reduce the cost of imported products or may have an adverse impact on the revenues from the sale of some of our products, including a small number of major products. On the other hand, the Chinese Government may also lower the tariffs on our production equipment to be imported by us in future and lift the existing restrictions on the use of imported raw materials. Although the Group is confident that it is able to capitalize on new sales opportunities, the eventual impact of China’s accession to the WTO on our business and operating results remains to be seen.

vii.	The Group’s profits, dividends and cash and cash equivalents may be reduced due to fluctuations in the value of the Renminbi.

While the official exchange rate of the Renminbi against the US dollar has been relatively stable and the Renminbi has considerably appreciated against the US dollar in recent years, the value of the Renminbi against the US dollar and other currencies may fluctuate in the future. Historically, the People’s Bank of China has set the conversion of Renminbi into foreign currencies, including US dollars. On July 21, 2005, the PRC government significantly changed its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a narrow band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar has fluctuated daily within a narrow band, but overall has appreciated against the US Dollar. In addition, the PRC government continues to receive significant international pressure to further liberalize its currency policy and as a result may further change its currency policy. A small portion of our cash and cash equivalents is denominated in foreign currencies, including the US dollar. Any increase in value of the Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenues is denominated in Renminbi but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of the Renminbi in the future will increase our costs and jeopardize our profitability. Any devaluation of the Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Company for H shares and American Depository Receipts.

viii.	Risks of the possibility of a higher tax rate.

The charge for PRC income tax is currently calculated at the rate of 15%, and the Company has not received any notification by the Ministry of Finance in respect of any change to the tax rate. However, the risk of a possible increase in the tax rate of the Company in 2007 may not be ruled out. Additionally, the “Enterprise Income Tax Law of The People’s Republic of China”, which aims at unifying the tax rates for domestic and foreign enterprises, was passed by polling on 16 March 2007 at the fifth meeting of the tenth session of The National People’s Congress and will take effect from 1 January 2008. The unified enterprise income tax rate will be 25%. The impact of such change of enterprise income tax rate on the Group will depend on detailed pronouncements that are subsequently issued. Since implementation measures on the transitional policy with respect to preferential tax rates granted in accordance with current tax law and administrative regulations have not yet been announced, the Group cannot at this stage estimate with certainty the financial impact of the new law to the Group.

ix.	Risks regarding the control by the majority shareholder.

Sinopec Corp., the controlling shareholder of the Group, owns 4,000,000,000 shares of the Group, representing 55.56% of the total share capital of 7,200,000,000 shares and assumes an absolute controlling position. Sinopec Corp. may, by taking advantage of its controlling position, exercise influences over the Group’s production operation, funds allocations, appointments or removals of senior staff, etc, thereby producing an adverse impact on the Group’s production operation as well as shareholders’ interests.

x.	Risks regarding the failure to complete the share reform.

According to the China Securities Regulatory Commission’s (“CSRC”) requirement, the Company should have implemented certain share reforms and have begun execution of such reforms by October 2006. However, the Company’s share reform proposal failed to obtain approvals by shareholders of the circulating A shares because such shareholders were not satisfied with the share reform proposal. According to relevant regulations, starting from 8 January 2007, Shanghai Stock Exchange began to adopt a special arrangement of differentiated systems for listed companies that were unable to complete share reform. The first step of the arrangement is that the range of share price movement for such stocks were unitarily adjusted up or down by 5%, with a trading information disclosure system equivalent to that of ST and ST* stocks applied for such stocks. In the future, depending on market conditions, there may be further arrangements of differentiated systems in a gradual manner for companies which have not yet completed the share reform. In addition, CSRC will keep paying special attention to the implementation of share reform by the listed companies which have not yet implemented share reform when reviewing any securities-related applications by such listed companies, their substantial shareholders or ultimate controllers. Such regulations may have an adverse impact on the operating environment, market image and market financing activities of the Group.

6.2.1	Possible changes to accounting policies and accounting estimates after the adoption of the New Accounting Standards and resulting impact on the Company’s financial position and operating results:

On 1 January 2007, the Group has adopted the Accounting Standards for Enterprises (the “New Accounting Standards”) announced by the Ministry of Finance (“MOF”) of the People’s Republic of China (the “PRC”) on 15 February 2006 and ceased to apply the current Accounting Standards for Business Enterprises and “Accounting Regulations for Business Enterprises” (the “Current Accounting Standards”). The adoption of the New Accounting Standards by the Group may result in changes to accounting policies and accounting estimates determined under the Current Accounting Standards, and there may be impact on the Group’s financial position and operating results.

i.	Analysis on the differences of consolidated shareholders’ equity under the Current Accounting Standards and the New Accounting Standards as at 1 January 2007, being the date of implementation of the New Accounting Standards:

According to the regulations as stated in Cai Kuai [2006] No.3 “Notice on the Publication of 38 Detailed Standards Starting from ‘Accounting Standards for Enterprises No.1 - Inventories’” released by MOF on 15 February 2006, the Company should adopt the New Accounting Standards from 1 January 2007. According to the MOF’s regulations on the New Accounting Standards, the Company has currently identified the differences between the Current Accounting Standards and the New Accounting Standards as at 1 January 2007, being the date of implementation of the New Accounting Standards, as follows:

a.	Financial assets available for sale to be stated at fair value

According to the Group’s announcement on 8 December 2006, the Group agreed to transfer its entire equity interests in China Everbright Bank and Bank of Shanghai to Sinopec Finance Company Limited. Accordingly, the two investments should be re-classified as financial assets available for sale and stated at fair value basis. The positive difference of RMB25,822,113 between the fair value of RMB81,118,000 and the book value of RMB55,296,587 increases shareholders’ equity as at 1 January 2007.

b.	Income tax

Due to the financial assets available for sale as aforementioned (a) and capitalisation of general borrowing costs mentioned in (d) the deferred tax liabilities of RMB24,671,867 were generated and reduced shareholders’ equity as at 1 January 2007.

c.	Minority interests

Minority interests amounted to RMB336,013,000 as at 31 December 2006, according to the consolidated balance sheet prepared under the Current Accounting Standards. Under the New Accounting Standards such amount shall be accounted for as shareholders’ equity and accordingly shareholders’ equity shall increase by such amount as at 1 January 2007.

d.	Capitalisation of general borrowing costs

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset. The Company shall increase fixed assets and construction in materials by RMB138,657,000 and increases shareholders’ equity on 1 January 2007.

ii.	Possible changes to accounting policies and accounting estimates after the adoption of the New Accounting Standards and resulting impact on the Company’s financial position and operating results:

a.	Long-term equity investments

According to the regulations of “Accounting Standards for Enterprises No.6 - Long-term Equity Investments”, the Company’s subsidiaries are accounted for using the cost method instead of the equity method under the Current Accounting Standards, and revisions will be made on the basis of equity method during the preparation of consolidated financial statements. This policy change will reduce the impact of the subsidiaries’ operating profits and losses on the Company’s current investment gains, but there will be no impact on the Group’s consolidated financial statements.

b.	Capitalisation of borrowing costs

According to the regulations of “Accounting Standards for Enterprises No.17 - Borrowing Costs”, the scope of the Company’s assets eligible for capitalisation are changed from fixed assets and development products of property development enterprises, as classified in the Current Accounting Standards, to all fixed assets, investment properties and inventories, and so forth, which require a considerably long period of construction or production to achieve the expected usable or saleable state. This policy change will expand the scope of capitalisation of the Group and enhance the profit and shareholders’ equity of the current term.

c.	Consolidated financial statements

According to the regulations of “Accounting Standards for Enterprises No.33 - Consolidated Financial Statements”, the separate listing of minority interests in consolidated financial statements under the Current Accounting Standards will be changed, with the item “minority interests” listed under the category of shareholders’ equity in the consolidated financial statements. This policy change will have an impact on the Group’s shareholders’ equity.

d.	Investment properties

According to the regulations of “Accounting Standards for Enterprises No.3 - Investment Properties”, investment properties accounted for as fixed assets under the Current Accounting Standards will be accounted for as investment properties. The Group uses the cost method to account for investment properties, and this item has no impact on the Group’s profit and shareholders’ equity.

iii.	The aforementioned differences and impacts may be further revised in accordance with MOF’s further elaboration of the New Accounting Standards.

6.3	Principal Operations by Segment and Product

Please refer to section 6.1

6.4	Principal Operations by Geographical Location

Please refer to section 6.1

6.5	Projects from Non-raised Capital

In 2006, the capital expenditure of the Group amounted to RMB2,008.8 million, representing an increase of 75.76% or RMB865.9 million as compared to RMB1,142.9 million in 2005. Major projects include the following:

Major project	Total project investment RMB million	Project progress as at 31 December 2006	Project Revenue
380,000 tons/year ethylene glycol project	1,249.0	Under construction	—
3,300,000 tons/year diesel hydrogenation project	528.0	Under construction	—

Total	1,777.0	—	—

The Group’s capital expenditure for 2007 is estimated at approximately RMB2,500 million.

6.6	Plan for Profit Appropriation or Additions to Statutory Reserves by the Board

Net profit of the Company for the year 2006 amounted to RMB736,851,000 under PRC Accounting Rules and Regulations (profit attributable to equity shareholders of the Company amounted to RMB844,407,000 under IFRS). After RMB73,685,000 was made to the statutory surplus reserve, profit available for distribution to shareholders amounted to RMB663,166,000 (RMB770,722,000 under IFRS). The Board proposed to declare a final dividend of RMB0.40 (inclusive of tax) for every 10 shares. With reference to the total number of issued shares of 7,200,000,000 for the year ended 31 December 2006, the total dividend amount will be RMB288 million.

7	Major Events

7.1	Disposal of assets

(i)	The Company transferred to its controlling shareholder Sinopec Corp. the 81.97% equity interests in Shanghai Jin Hua Industrial Company Limited, which is owned by the Company’s subsidiary Shanghai Petrochemical Investment Development Company Limited. The relevant announcement was published in “China Securities Journal”, “Shanghai Securities News”, “South China Morning Post” and “Hong Kong Commercial Daily” on 25 January 2006.

(ii)	The Company and its subsidiary have entered into equity transfer agreements with Sinopec Finance Company Limited, respectively to transfer their respective equity interests in China Everbright Bank or Bank of Shanghai to Sinopec Finance Company Limited. The relevant announcement was published in “China Securities Journal”, “Shanghai Securities News”, “South China Morning Post” and “Hong Kong Commercial Daily” on 8 December 2006. For details, please refer to the section of “Company’s major connected transactions during the Reporting Period”.

For details, please refer to section “7.3.3 - Major connected transactions relating to transfer of asset and equity interests”

After the publication of the asset restructuring report or the announcement relating to the asset acquisition and disposal, the progress of the relevant matter and its impact on the operation and financial status during the Reporting Period:

(i)	After the publication of the announcement relating to the asset disposal, the consideration amount of RMB61,600,400 in respect of the transfer of Shanghai Jin Hua Industrial Company Limited has been credited to the Company and booked as an investment gain of RMB24,307,945 for the year. To date, a number of actions in respect of the transfer of asset rights have not been completed pending approval from the State-owned Assets Supervision Commission of the State Council.

(ii)	After the publication of the announcement relating to the asset disposal, the equity transaction in respect of the transfer of equity interests in China Everbright Bank and Bank of Shanghai were completed. The equity transfer consideration amount was RMB81,723,400 which will be transferred upon the approval of the relevant information by China Banking Regulatory Commission.

7.2	Guarantees

Unit: RMB’000

The Company’s External guarantees (excluding guarantees to subsidiaries with controlling interests)

Guaranteed entities	Date (Agreement signing date)	Guarantee amount	Type of guarantee	Guarantee period	Guarantee expired	Guarantee for a connected party

Shanghai Jinsen Hydrocarbon Resins Company Limited	23 March 2004	40,000	Bank loan	23 March 2004 - 23 March 2007	No	Yes

Others	11 June 2004 to 21 December 2004	9,750	Bank loan	11 June 2004 - 21 December 2009	No	Yes

Amount of guarantees signed during the Reporting Period	(18,550)
Amount of guarantees at the end of the Reporting Period	49,750
Guarantees to subsidiaries
Amount of guarantees to subsidiaries signed by the Company during the Reporting Period	(130,342)
Amount of guarantees to subsidiaries at the end of the Reporting Period	353,500
Total guarantee amount (including guarantees to subsidiaries)
Total guarantee amount	403,250
Total guarantee amount as a percentage of net asset value of the Company	2%
of which:
Amount of guarantee provided for shareholders, the de facto controller or the other connected parties	—
Amount of debt guarantee provided for the companies with liabilities to assets ratio of over 70% directly or indirectly	361,750
Total amount of guarantee is over 50% of the net asset	—
Total guarantee amount of the above three items	361,750

7.3	Major Connected Transactions

7.3.1	Continuing connected transactions (Prepared under PRC Accounting Rules and Regulations)

Type of transactions	Related parties	Amount RMB’000	Percentage of total amount of the type of transaction
			(%)
Income from sale of products and services	Sinopec Huadong Sales Company	15,842,808	31.38
	Other fellow subsidiaries	4,330,298	8.58
Purchases	Sinopec Transport and Storage Company	24,992,620	50.80
	China International United Petroleum and Chemical Company Limited	6,230,910	12.66
Installation fees	Sinopec and its subsidiaries	194,958	49.37
Transportation costs	Sinopec Transport and Storage Company	316,326	69.75
	Others	28,602	6.31

This includes: an amount of RMB20,173,106,000 for the connected transactions in respect of the sale of products or the provision of labor services to the controlling shareholder and its subsidiaries by the listed company during the Reporting Period.

7.3.2	Connected creditor’s rights and liabilities

Unit: RMB’000

		Funds provided to connected parties			Funds provided by connected parties to listed company
Connected party	Connected relationship	Net transaction	Balance		Net transaction	Balance
Sinopec Corp.	Controlling shareholder	82,000	—		5,276	—
Holdings company and other subsidiaries of Sinopec Corp.	Under the same controlling shareholder	79,034	85,729	*	5,921	35,343
Total	—	161,034	85,729		11,197	35,343

*	Cause of connected creditor’s rights and liabilities: As at the end of the period, the balance of funds provided by the Group to connected parties mainly consisted of the RMB80,000,000 trust loan provided to the Group’s associate Shanghai Jinpu Plastics Packaging Material Company Limited, as well as the outstanding receivables arising from the Group’s product sales to associates.

7.3.3	Major connected transactions relating to transfer of assets and equity interests

1)	The Company has transferred to Sinopec Corp. a 81.97% equity interest owned by the Company’s wholly owned subsidiary Shanghai Petrochemical Investment Development Company Limited in Shanghai Jin Hua Industrial Company Limited for a consideration of RMB61,600,400. The relevant transfer agreement was entered into on 8 February 2006. The transaction generated a gain of RMB24,307,946. The pricing principle was determined on the basis of a valuation report prepared by a qualified asset valuer independent of the Company and Sinopec Corp. and upon arm’s length negotiations between the parties. On the asset disposal date, the book value of the assets was RMB37,292,454, while the appraised value of the assets was RMB53,600,422 as at 31 March 2005. Details of the transaction were published in China Securities Journal, Shanghai Securities News, South China Morning Post and Hong Kong Commercial Daily on 25 January 2006.

2)	The Company and its subsidiaries have respectively entered into equity transfer agreements with Sinopec Finance Co., Ltd to transfer their respective equity interests in China Everbright Bank and Bank of Shanghai to Sinopec Finance Co., Ltd. The considerations for the China Everbright Bank transfer and Bank of Shanghai transfer were RMB66,993,800 and RMB14,729,600, respectively. The relevant transfer agreements were entered into on 7 December 2006. As at the asset appraisal date, the book value of the equity interests held by the respective parties in China Everbright Bank and Bank of Shanghai totaled RMB55,449,641. The transaction generated a gain of RMB26,228,500. The transaction was completed by way of a bidding process on the China Beijing Equity Exchange. The relevant announcement relating to the connected transaction was published in China Securities Journal, Shanghai Securities News, South China Morning Post and Hong Kong Commercial Daily on 8 December 2006

7.4	Performance of undertakings

Neither the Company nor any shareholder holding more than 5% of the total shares has made any undertakings during the Reporting Period.

7.4.1	Schedules of share reform for companies which have not performed share reform

The Company’s share segregation reform proposal has not been approved by circulating A shares shareholders as a result of the disapproval of circulating A shares shareholders toward the reform proposal. At present, holders of non-circulating shares of the Company are studying the relevant issues regarding the share reform of the Company. No specific proposals have been presented for the time being.

7.5	Purchase, sale and redemption of shares

During the year, no shares of the Company were purchased, sold or redeemed by the Company or its subsidiaries.

8	REPORT OF THE SUPERVISORY COMMITTEE

The Supervisory Committee believes that there are no inappropriacies in respect of the Company’s legal operation, financial condition, raising and appropriation of funds, acquisitions, disposals of assets and connected transactions.

9	FINANCIAL REPORT

9.1	Audit Opinion

The Company’s and the Group’s financial statements prepared under PRC Accounting Rules and Regulations have been audited by Hu Qiong (year of service: 3 years) and Wang Wenli (year of service: 2 years) of KPMG Huazhen and an audit report with an unqualified audit opinion was issued on 29 March 2007. Also, the consolidated financial statements of the Group prepared under IFRSs have been audited by KPMG and an audit report with an unqualified audit opinion was issued on 29 March 2007.

Huazhen	AUDITOR’S REPORT ON FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING RULES AND REGULATIONS

KPMG-B(2007) AR No.0278

To the shareholders of

Sinopec Shanghai Petrochemical Company Limited:

We have audited the accompanying financial statements of Sinopec Shanghai Petrochemical Company Limited (“the Company”), which comprise the consolidated balance sheet and balance sheet as at 31 December 2006, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flows statement and cash flow statement for the year then ended, and notes to the financial statements.

Management’s Responsibility for the Financial Statements

The Company’s management is responsible for the preparation of these financial statements in accordance with the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China’s Auditing Standards for the Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements comply with the requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China and present fairly, in all material respects, the consolidated financial position and financial position of the Company as at 31 December 2006, the consolidated results of operations, results of operations, consolidated cash flows and cash flows of the Company for the year then ended.

KPMG Huazhen	Certified Public Accountants Registered in the People’s Republic of China

Hu Qiong Beijing, the People’s Republic of China	Wang Wenli
29 March 2007

9.2	Financial Statements Prepared under PRC Accounting Rules and Regulations

Balance Sheet

	As at 31 December
	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Current assets
Cash at bank and in hand	894,650	1,347,237	551,693	821,564
Bills receivable	1,273,233	739,794	980,026	517,954
Trade debtors	624,890	544,055	347,630	390,440
Other debtors	236,227	567,231	241,935	673,354
Advance payments	350,895	148,886	328,882	111,903
Inventories	4,163,256	4,114,978	3,584,431	3,537,671

Total current assets	7,543,151	7,462,181	6,034,597	6,052,886

Long-term investments
Long-term equity investments	3,341,699	2,794,466	5,316,897	4,563,906

Fixed assets
Fixed assets, at cost	33,738,759	33,877,575	29,858,620	29,965,689
Less: Accumulated depreciation	19,017,020	17,756,756	16,928,505	15,775,762

Net book value before provision for impairment	14,721,739	16,120,819	12,930,115	14,189,927
Less: Provision for impairment loss on fixed assets	108,945	58,945	108,945	58,945

Carrying amount	14,612,794	16,061,874	12,821,170	14,130,982
Construction in progress	1,972,893	754,192	1,969,152	710,268

Total fixed assets	16,585,687	16,816,066	14,790,322	14,841,250

Intangible assets	—	8,967	—	8,967

Long-term deferred expenses	185,180	—	176,213	—

Deferred tax assets	28,483	20,238	28,483	20,238

Total assets	27,684,200	27,101,918	26,346,512	25,487,247

Liabilities and shareholders’ equity
Current liabilities
Short-term loans	1,853,692	2,553,537	1,618,692	2,295,195
Bills payable	42,726	68,302	1,141	12,428
Trade creditors	1,510,688	988,196	879,972	596,782
Receipts in advance	403,620	408,245	373,774	336,105
Wages payable	11,056	11,077	5,113	5,113
Staff welfare payable	73,801	87,755	34,687	44,670
Taxes payable	260,389	183,320	262,437	138,176
Other creditors	11,597	25,234	8,945	18,344
Other payables	399,495	359,173	604,183	351,072
Accrued expenses	26,386	29,219	26,386	29,219
Short-term debentures payables	2,000,000	—	2,000,000	—
Current portion of long-term loans	416,645	1,373,205	383,034	1,340,000

Total current liabilities	7,010,095	6,087,263	6,198,364	5,167,104

Long-term liabilities
Long-term loans	1,063,654	1,477,261	873,710	1,153,235

Other long-term liabilities	1,350	23,033	1,350	—
Total long-term liabilities	1,065,004	1,500,294	875,060	1,153,235

Total liabilities	8,075,099	7,587,557	7,073,424	6,320,339

Minority interests	336,013	347,453	—	—

Shareholders’ equity
Share capital	7,200,000	7,200,000	7,200,000	7,200,000
Capital reserves	2,945,607	2,856,278	2,945,607	2,856,278
Surplus reserves	4,610,707	4,537,022	4,610,707	4,537,022
Undistributed profits (including dividend declared after the balance sheet date of RMB288,000,000 (2005: approved final dividend of RMB720,000,000))	4,516,774	4,573,608	4,516,774	4,573,608

Total shareholders’ equity	19,273,088	19,166,908	19,273,088	19,166,908

Total liabilities and shareholders’ equity	27,684,200	27,101,918	26,346,512	25,487,247

Income Statement and Profit Appropration Statement

	For the years ended 31 December
	Group		Company
	2006	2005	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000
Income from principal operations	50,479,436	45,897,807	44,771,107	42,261,838
Less: Cost of sales	47,922,431	41,605,113	42,796,172	38,598,193
Sales taxes and surcharges	681,362	765,689	673,002	759,393

Profit from principal operations	1,875,643	3,527,005	1,301,933	2,904,252
Add: Profit from other operations	197,760	134,198	155,173	94,300
Less: Selling expenses	521,990	444,449	416,050	338,613
Administrative expenses	1,260,324	1,281,011	1,033,236	1,074,146
Financial expenses	202,293	212,581	165,387	181,939

Profit / (loss) from operations	88,796	1,723,162	(157,567)	1,403,854
Add: Investment income / (loss)	673,809	(39,375)	795,339	105,853
Subsidy Income	282,142	632,820	282,142	632,820
Non-operating income	69,958	61,159	8,323	40,808
Less: Non-operating expenses	271,036	240,558	202,045	167,582

Total profit	843,669	2,137,208	726,192	2,015,753
Less: Income tax	40,263	361,736	(10,659)	311,126
Minority interests	66,555	70,845	—	—

Net profit	736,851	1,704,627	736,851	1,704,627
Add: Undistributed profits at the beginning of the year	4,573,608	4,649,907	4,573,608	4,649,907

Distributable profits	5,310,459	6,354,534	5,310,459	6,354,534
Less: Transfer to statutory surplus reserve	73,685	170,463	73,685	170,463
Transfer to statutory public welfare fund	—	170,463	—	170,463

Distributable profits to shareholders	5,236,774	6,013,608	5,236,774	6,013,608
Less: Ordinary shares’ final dividend	720,000	1,440,000	720,000	1,440,000

Undistributed profits at the end of year (including dividend declared after the balance sheet date of RMB288,000,000 (2005: RMB720,000,000)	4,516,774	4,573,608	4,516,774	4,573,608

Additional Information:
Gain on sale and disposal of a business segment or an investee enterprise	56,194	24,063	40,720	24,063

Cash Flow Statement

			For the year ended 31 December 2006
	Note		Group	Company
			RMB’000	RMB’000
Cash flows from operating activities
Cash received from sales of goods and rendering of services			60,084,837	52,519,391
Refund of taxes and levies			65,135	52,285
Other cash received relating to operating activities			298,227	287,499

Sub-total of cash inflows			60,448,199	52,859,175

Cash paid for goods and services			(55,530,913)	(48,796,554)
Cash paid to and on behalf of employees			(1,812,453)	(1,223,096)
Taxes paid			(826,167)	(743,124)
Other cash paid relating to operating activities			(237,987)	(220,505)

Sub-total of cash outflows			(58,407,520)	(50,983,279)

Net cash flows from operating activities	(a	)	2,040,679	1,875,896

Cash flows from investing activities
Cash received from disposal of investments			351,178	129,167
Cash received from investment income			47,596	173,383
Cash received from disposal of fixed assets			254,843	143,712
Other cash received relating to investing activities			56,827	49,153

Sub-total of cash inflows			710,444	495,415

Cash paid for acquisition of fixed assets			(2,008,779)	(1,777,989)
Cash paid for purchase of investments			(54,206)	—

Sub-total of cash outflows			(2,062,985)	(1,777,989)

Net cash flows from investing activities			(1,352,541)	(1,282,574)

Cash flows from financing activities
Proceeds from issuance of corporate bonds			2,977,800	2,977,800
Proceeds from borrowings			13,936,126	13,478,955

Sub-total of cash inflows			16,913,926	16,456,755

Redemption of corporate bonds			(1,000,000)	(1,000,000)
Repayment of borrowings			(15,910,127)	(15,301,290)
Cash paid for dividends, profit distribution and interest			(1,142,059)	(1,018,615)

Sub-total of cash outflows			(18,052,186)	(17,319,905)

Net cash flows from financing activities			(1,138,260)	(863,150)

Effect of foreign exchange rate changes			(2,465)	(43)

Net decrease in cash and cash equivalents	(b	)	(452,587)	(269,871)

Notes to Cash Flow Statement

	For the year ended 31 December 2006
	Group	Company
	RMB’000	RMB’000
(a) Reconciliation of net profit to cash flows from operating activities
Net profit	736,851	736,851
Depreciation	1,875,130	1,562,859
Impairment loss for fixed assets	50,000	50,000
Provision for bad debts	18,215	4,669
Provision for inventories	(8,715)	(8,282)
Amortisation of goodwill	8,967	8,967
Loss on disposal of fixed assets	32,977	54,889
Financial expenses	183,167	150,744
Investment income	(673,809)	(795,339)
Deferred tax assets	(8,245)	(8,245)
Increase in inventories	(39,563)	(38,478)
Increase in operating receivables	(717,249)	(466,470)
Increase in operating payables	516,398	623,731
Minority Interests	66,555	—

Net cash flows from operating activities	2,040,679	1,875,896

	For the year ended 31 December 2006
	Group	Company
	RMB’000	RMB’000
(b) Net decrease in cash and cash equivalents
Cash at the end of the year	894,650	551,693
Less: Cash at the beginning of the year	(1,347,237)	(821,564)

Net decrease in cash and cash equivalents	(452,587)	(269,871)

9.3	Financial Statements (Prepared under International Financial Reporting Standards)

Consolidated income statement

		For the years ended 31 December
	Note	2006	2005
		RMB’000	RMB’000
Turnover	1	50,599,485	45,955,903
Less: Sales taxes and surcharges		(681,362)	(765,689)

Net sales		49,918,123	45,190,214
Other income	2	282,142	632,820
Cost of sales		(49,182,232)	(42,887,742)

Gross profit		1,018,033	2,935,292
Selling and administrative expenses		(521,990)	(444,449)
Other operating income		297,394	238,611
Other operating expenses
Employee reduction expenses		(83,603)	(109,410)
Others		(156,927)	(92,084)

Total other operating expenses		(240,530)	(201,494)

Profit from operations		552,907	2,527,960
Share of profits/(losses) of associates and jointly controlled entities		576,682	(60,968)
Net financing costs		(165,389)	(179,398)

Profit before taxation	3	964,200	2,287,594
Taxation	4	(53,238)	(366,300)

Profit after taxation		910,962	1,921,294

Attributable to:
Equity shareholders of the Company		844,407	1,850,449
Minority interests		66,555	70,845

Profit after taxation		910,962	1,921,294

Basic earnings per share	5	RMB0.12	RMB0.26

Dividends attributable to the year	6	288,000	720,000

Consolidated balance sheet

		As at 31 December
	Note	2006	2005
		RMB’000	RMB’000
Non-current assets
Property, plant and equipment		13,359,862	14,651,167
Investment property		501,904	514,582
Construction in progress		2,008,447	787,376
Interest in associates and jointly controlled entities		2,787,795	2,130,803
Investments		528,931	665,363
Lease prepayments and other assets		603,290	507,962
Goodwill		22,415	22,415
Deferred tax assets		30,310	23,149

Total non-current assets		19,842,954	19,302,817

Current assets
Inventories		4,163,256	4,114,978
Trade debtors	9	358,690	252,166
Bills receivable	9	1,212,110	731,204
Deposits, other debtors and prepayments		239,114	455,043
Amounts due from related parties	9	695,286	561,552
Income tax recoverable		—	45,374
Cash and cash equivalents		894,650	1,347,237

Total current assets		7,563,106	7,507,554

Current liabilities
Loans and borrowings	10	4,270,337	3,926,742
Trade creditors	11	1,385,577	963,230
Bills payable	11	7,026	68,302
Other creditors		732,951	679,866
Amounts due to related parties	11	599,773	467,909
Income tax payable		34,386	26,588

Total current liabilities		7,030,050	6,132,637

Net current assets		533,056	1,374,917

Total assets less current liabilities		20,376,010	20,677,734

Non-current liabilities
Deferred income		—	23,033
Loans and borrowings		1,063,654	1,477,261

Total non-current liabilities		1,063,654	1,500,294

Net assets		19,312,356	19,177,440

Shareholders’ equity
Share capital		7,200,000	7,200,000
Reserves		11,776,343	11,629,987

Total equity attributable to equity shareholders of the Company		18,976,343	18,829,987
Minority interests		336,013	347,453

Total equity		19,312,356	19,177,440

Notes to the Financial Statements:

1.	Turnover

The Group’s principal activity is the processing of crude oil into petrochemical products for sale and substantially all of its products are sold in the PRC domestic markets.

Turnover represents the sales value of goods sold to customers, net of value added tax and is after deduction of any sales discounts and returns.

2.	Other income

The Group received a cash government grant from the Ministry of Finance of the PRC of RMB 282,141,800 (2005: RMB 632,820,000) as a compensation of loss incurred due to the distortion of the correlation of domestic refined petroleum product prices and the crude oil prices during the year ended 31 December 2006. There are no unfilled conditions and other contingencies attached to the receipt or usage of this government grant. There is no assurance that the Group will continue to receive such grant in the future.

3.	Profit before taxation

Profit before taxation is arrived at after charging/ (crediting):

	For the years ended 31 December
	2006	2005
	RMB’000	RMB’000
Cost of inventories sold	49,182,232	42,887,742
Depreciation for property, plant and equipment	1,810,990	1,692,213
Depreciation for investment property	12,678	12,847
Amortisation of lease prepayments	29,400	13,441
Repairs and maintenance expenses	874,461	896,022
Research and development costs	51,610	54,451
Employee’s pension costs
- Municipal retirement scheme costs	207,071	165,046
- Supplementary retirement scheme costs	61,692	65,685
Staff costs	1,210,266	1,168,461
Rental income from investment property	42,643	18,681
Impairment losses
- Trade and other receivables	18,215	14,049
- Property, plant and equipment	50,000	—
Share of profits / (losses) of associates	572,655	(60,968)
Share of profits of jointly controlled entities	4,027	—
Auditors’ remuneration - audit services	7,721	6,150

4.	Taxation

The charge for income tax is calculated at the rate of 15% (2005: 15%) on the estimated assessable income of the year determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and therefore does not incur overseas income tax. Up to the date of approval of these financial statements, the Company has not received notice from the Ministry of Finance that the 15% tax rate will be revoked in 2006 or in the future. It is possible that the Company’s tax rate will increase in the future. A non-adjusting post balance sheet event in respect of the potential change in the Company’s applicable tax rate is disclosed in Note 12.

5.	Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of RMB 844,407,000 (2005: RMB 1,850,449,000) and 7,200,000,000 (2005: 7,200,000,000) shares in issue during the year.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for either year.

6.	Dividends

(a)	Dividends attributable to the year

	2006	2005
	RMB’000	RMB’000
Final dividend proposed after the balance sheet date of RMB 0.04 per share (2005: RMB 0.10 per share)	288,000	720,000

Pursuant to a resolution passed at the directors’ meeting on 29 March 2007, a final dividend of RMB 0.04 per share totalling RMB 288,000,000 (2005: RMB 0.10 per share totalling RMB 720,000,000) was proposed for shareholders’ approval at the Annual General Meeting. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b)	Dividends attributable to the previous financial year, approved and paid during the year

	2006	2005
	RMB’000	RMB’000
Final dividend in respect of the previous financial year, approved and paid during the year, of RMB 0.10 per share (2005: RMB 0.20 per share)	720,000	1,440,000

7.	Movement in Equity

For the year ended 31 December 2006, the balance of total equity of the Group increased from RMB19,177,440,000 at the beginning of the year to RMB19,312,356,000 at the year end. In particular, the balance of share capital and share premium amounted to RMB7,200,000,000 and RMB2,420,841,000 respectively, which remains unchanged as compared to the beginning year; the increase in the statutory surplus reserve from RMB3,174,419,000 (restated) at the beginning of the year to RMB3,248,104,000 at the year end was due to the transfer of RMB73,685,000 from profit attributable to shareholders in 2006; the decrease in statutory public welfare fund from RMB1,546,165,000 at the beginning of the year to RMB nil at the year end was due to the fact that the Company ceased to contribute to the statutory public welfare fund from 1 January 2006, in accordance with the Ministry of Finance notice “Cai Qi (2006) No. 67”, on 31 December 2005, the statutory public welfare fund balance was transferred to the statutory surplus reserve; the balance of general surplus reserve amounted to RMB82,089,000 which remains unchanged compared to the beginning of the year; discretionary surplus reserve was RMB1,280,514,000, which remained unchanged as compared to the beginning of the year; the balance of capital reserve fund amounted to RMB4,180,000, which remained unchanged as compared to the beginning of the year; the balance of excess over share capital amounted to RMB148,604,000 (debit side), which remained unchanged as compared to the beginning of the year; the increase in the fair value reserve from RMB nil at the beginning of the year to RMB21,949,000 at the year end was due to the change in the fair value of available for-sale securities, net of deferred tax, at the balance sheet date.

8.	Segment reporting

Reportable information on the Group’s operating segments is as follows:

Turnover and other income

	2006	2005
	RMB’000	RMB’000
Manufactured products
Synthetic fibres
- external sales	4,727,261	4,781,787
- intersegment sales	71	79

Total	4,727,332	4,781,866

Resins and plastics
- external sales	15,800,015	14,010,287
- intersegment sales	63,767	53,020

Total	15,863,782	14,063,307

Intermediate petrochemicals
- external sales	6,800,577	6,586,556
- intersegment sales	14,536,675	13,848,105

Total	21,337,252	20,434,661

Petroleum products
- external sales	19,977,755	18,616,544
- intersegment sales	1,187,744	1,064,616
- other income	282,142	632,820

Total	21,447,641	20,313,980

All others
- external sales	3,293,877	1,960,729
- intersegment sales	3,582,206	3,687,428

Total	6,876,083	5,648,157

Eliminations of intersegment sales	(19,370,463)	(18,653,248)

Turnover and other income	50,881,627	46,588,723

External sales include sales to Sinopec Corp group companies.

Profit before taxation

	2006	2005
	RMB’000	RMB’000
Profit from operations
Synthetic fibres	196,255	263,359
Resins and plastics	1,162,103	1,490,740
Intermediate petrochemicals	680,425	981,025
Petroleum products	(1,697,730)	(446,867)
All others	211,854	239,703

Profit from operations	552,907	2,527,960
Share of profits/(losses) of associates and jointly controlled entities	576,682	(60,968)
Net financing costs	(165,389)	(179,398)

Profit before taxation	964,200	2,287,594

9.	Trade accounts receivable

	2006	2005
	RMB’000	RMB’000
Trade debtors	389,601	278,011
Less: Impairment losses for bad and doubtful debts	(30,911)	(25,845)

	358,690	252,166
Bills receivable	1,212,110	731,204
Amounts due from related parties	695,286	561,552

	2,266,086	1,544,922

The ageing analysis of trade accounts receivable (net of impairment losses for bad and doubtful debts) is as follows:

	2006	2005
	RMB’000	RMB’000
Invoice date:
Within one year	2,255,783	1,517,158
Between one and two years	10,303	27,764

	2,266,086	1,544,922

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

10.	Loans and borrowings

Loans and borrowings are repayable as follows:

	2006	2005
	RMB’000	RMB’000
Current portion of long term bank loans	416,645	1,373,205
Short term bank loans	1,853,692	2,523,537
Corporate bonds (Note a)	2,000,000	—

	4,270,337	3,896,742
Loans from a fellow subsidiary	—	30,000

	4,270,337	3,926,742

Note a:

The Company issued 365-day unsecured corporate bonds of face value at RMB 2 billion to corporate investors in the PRC inter-bank debenture market on 11 December 2006. The bonds were issued at 100% of face value, with an effective yield 3.83% per annum, and will mature in 12 December 2007.

11.	Trade accounts payable

	2006	2005
	RMB’000	RMB’000
Trade creditors	1,385,577	963,230
Bills payable	7,026	68,302
Amounts due to related parties	599,773	467,909

	1,992,376	1,499,441

The maturity analysis of trade accounts payable is as follows:

	2006	2005
	RMB’000	RMB’000
Due within 1 month or on demand	1,677,458	1,269,809
Due after 1 month and within 3 months	314,918	229,632

	1,992,376	1,499,441

12.	Non-adjusting post balance sheet events

Pursuant to the PRC enterprise income tax passed by the Tenth National People’s Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% and will be effective from 1 January 2008. The impact of such change of enterprise income tax rate on the Group’s consolidated financial statements will depend on detailed pronouncements that are subsequently issued. Since implementation and transitional guidance applicable to the Group has not yet been announced, the Group cannot reasonably estimate the financial impact of the new law to the Group at this stage.

9.4	Differences between financial statements prepared under PRC Accounting Rules and Regulations and IFRSs

The Company also prepares a set of financial statements which complies with PRC Accounting Rules and Regulations. A reconciliation of the Group’s net profit and shareholders’ equity prepared under PRC Accounting Rules and Regulations and IFRSs is presented below.

Other than the differences in classification of certain financial statements assertions and the accounting treatment of the items described below, there are no material differences between the Group’s financial statements prepared in accordance with PRC Accounting Rules and Regulations and IFRSs. The major differences are:

Notes:

(i)	Capitalisation of general borrowing costs

Under IFRSs, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset. Under PRC Accounting Rules and Regulations, only borrowing costs on funds that are specially borrowed for construction are eligible for capitalisation as fixed assets.

(ii)	Valuation surplus

Under PRC Accounting Rules and Regulations, the excess of fair value over the carrying value of assets given up in part exchange for investments should be credited to capital reserve fund. Under IFRSs, it is inappropriate to recognise such excess as a gain as its realisation is uncertain.

(iii)	Government grants

Under PRC Accounting Rules and Regulations, government grants should be credited to capital reserve. Under IFRSs, such grants for the purchase of equipment used for technology improvements are offset against the cost of asset to which the grants related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(iv)	Revaluation of land use rights

Under IFRSs, land use rights are carried at historical cost less accumulated amortisation. Under PRC Accounting Rules and Regulations, land use rights are carried at revalued amount less accumulated amortisation.

(v)	Pre-operating expenditure

Under IFRSs, expenditure on start-up activities should be recognised as expenses when it is incurred. Under PRC Accounting Rules and Regulations, all expenses incurred during the start-up period are aggregated in long-term deferred expenses and then fully charged to the income statement in the month of commencement of operations.

(vi)	Goodwill and negative goodwill amortisation

Under PRC Accounting Rules and Regulations, negative goodwill, acquired before 17 March 2003, and positive goodwill are amortised on a straight line basis over their useful lives.

Under IFRSs, with reference to IFRS 3, “Business combinations”, the Group no longer amortises goodwill effective 1 January 2005. Such goodwill is tested annually for impairment. Also in accordance with the transitional arrangements under IFRS 3, previously recognised negative goodwill was derecognised at the beginning of that period, with a corresponding adjustment to the opening balance of retained earnings.

(vii)	Sale of assets to a jointly controlled entity

Under PRC Accounting Rules and Regulations, a listed company that sells fixed assets to its related party, any excess of the net disposal proceeds over the carrying amount of the fixed assets, net of income tax, is recognised in capital reserve.

Under IFRSs, a venturer that contributes non-monetary assets or sells assets to a joint venture, while the assets are retained in the joint venture, the venturer shall recognise a gain or loss to the extent the assets have been sold to the other venturers.

(viii)	Changes in fair value of available-for-sale securities

Under PRC Accounting Rules and Regulations, long-term investments in entities in which the Group does not have control, joint control or does not exercise significant influence in their management are stated at cost.

Under IFRSs, investments in available-for-sale equity securities are carried at fair value with any change in fair value, other than impairment losses, recognised directly in equity. When these investments are derecognised or impaired, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement.

Effects on the Group’s net profit and shareholders’ equity of significant differences between PRC Accounting Rules and Regulations and IFRSs are summarised below:

		Years ended 31 December
	Note	2006	2005
		RMB’000	RMB’000
Net profit under PRC
Accounting Rules and Regulations		736,851	1,704,627
Adjustments:
Capitalisation of borrowing costs, net of depreciation effect	(i)	28,708	26,924
Reduced depreciation on government grants	(iii)	26,760	26,760
Amortisation of revaluation of land use rights	(iv)	3,498	3,498
Reversal of pre-operating expenditure previously written-off	(v)	—	80,605
Goodwill and negative goodwill amortisation	(vi)	7,267	12,599
Sale of assets to a jointly controlled entity	(vii)
- reclassification of the gain, net of income tax, from capital reserve to income statement		89,329	—
- reversal of the unrealised gain, net of depreciation effect		(50,795)	—
Deferred tax effect of the above adjustments		2,789	(4,564)

Profit attributable to equity shareholders of the Company under IFRSs		844,407	1,850,449

			As at 31 December
	Note		2006	2005
			RMB’000	RMB’000
Shareholders’ equity under PRC
Accounting Rules and Regulations			19,273,088	19,166,908
Adjustments:
Capitalisation of borrowing costs	(i	)	138,657	109,949
Valuation surplus	(ii	)	(44,887)	(44,887)
Government grants	(iii	)	(263,919)	(290,679)
Revaluation of land use rights	(iv	)	(125,865)	(129,363)
Goodwill and negative goodwill	(vi	)	22,415	15,148
Sale of assets to a jointly controlled entity, net of depreciation effect	(vii	)	(50,795)	—
Changes in fair value of available-for-sale securities	(viii	)	25,822	—
Deferred tax effect of the above adjustments			1,827	2,911

Total equity attributable to equity shareholders of the Company under IFRSs			18,976,343	18,829,987

9.5	Supplementary Information for North American Shareholders

The Group’s accounting policies conform with IFRSs which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented below. The U.S. GAAP reconciliation presented below is included as supplemental information and is not required as part of the basic annual financial reports. Such information has not been subjected to independent audit or review.

Notes:

(a)	Foreign exchange gains and losses

Under IFRSs, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. In the years ended 31 December 2006 and 2005, no foreign exchange differences were capitalised to property, plant and equipment. Under U.S. GAAP, all foreign exchange gains and losses on foreign currency debt are included in current earnings. Due to the effect of foreign exchange differences capitalised and fully amortised under IFRSs, the balances of cost and accumulated depreciation of property, plant and equipment as at 31 December 2006 under IFRSs were higher than the balances under U.S. GAAP by RMB 365,258,000 and RMB 365,258,000 respectively (31 December 2005: RMB 365,258,000 and RMB 365,258,000 respectively).

(b)	Revaluation of property, plant and equipment

In the years prior to those presented herein, the property, plant and equipment of the Company were revalued to reflect the current fair value resulting in a revaluation surplus recorded in the Company’s financial statements. Additional depreciation charges have been taken in the years ended 31 December 2006 and 2005 on the revaluation surplus of RMB 1,576,330,000.

Under U.S. GAAP, property, plant and equipment are stated at historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation, a deferred tax asset related to the reversal of the revaluation surplus is created under U.S. GAAP with a corresponding increase in shareholders’ equity.

(c)	Capitalised interest on investment in associates

Under IFRSs, an investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under U.S. GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee’s activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is initially capitalised and subsequently amortised when the operation of the qualifying assets begin.

(d)	Goodwill

With effect from 1 January 2005, in accordance with IFRS 3 and IAS 36, the Group no longer amortises positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Under U.S. GAAP, with reference to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill was no longer amortised beginning 1 January 2002, the date that SFAS No. 142 was adopted. Instead, goodwill has been reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter. In addition, under U.S. GAAP, the unallocated negative goodwill that existed at the date of adoption of SFAS No. 142 was written off effective 1 January 2002 as a cumulative effect of a change in accounting principle.

As a result, there are no differences in respect of goodwill amortisation between IFRSs and U.S. GAAP effective 1 January 2005. The difference in the shareholders’ equity represents the three years of amortisation of positive goodwill during the period from 1 January 2002 to 31 December 2004 under IFRSs.

(e)	Presentation of minority interests Under IFRSs, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the year are presented in the consolidated statement of income as an allocation of the total net income for the year between the minority interests and the equity shareholders of the Company. Under U.S. GAAP, minority interests at the balance sheet date are presented in the consolidated balance sheet either as liabilities or separately from liabilities and equity. Minority interests in the results of the Group for the year are also separately presented in the consolidated statement of income as a deduction before arriving at net income.

(f)	Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company under U.S. GAAP of RMB 850,024,000 (2005: RMB 1,869,384,000) and the number of shares in issue during the year of 7,200,000,000 (2005: 7,200,000,000). Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods.

(g)	United States dollar equivalents

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars at the rate of US$1.000 = RMB 7.8087 being the average of the buying and selling rates quoted by the People’s Bank of China on 29 December 2006. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate.

The effect on the profit attributable to equity shareholders of the Company of significant differences between IFRSs and U.S. GAAP is as follows:

			Years ended 31 December
	Note		2006		2006	2005
			US$’000		RMB’000	RMB’000
Profit attributable to equity shareholders of the Company under IFRSs				108,137	844,407	1,850,449
U.S. GAAP adjustments:
Depreciation charge on revalued property, plant and equipment	(b	)		2,034	15,881	15,881
Capitalised interest on investment in associates, net of amortisation effect	(c	)		(1,188)	(9,273)	6,396
Deferred tax effect of the above adjustments				(127)	(991)	(3,342)

Profit attributable to equity shareholders of the Company under U.S. GAAP				108,856	850,024	1,869,384

Basic earnings per share under U.S. GAAP	(f	)	US$	0.02	RMB0.12	RMB0.26

Basic earnings per ADS under U.S. GAAP	(f	)	US$	1.51	RMB11.81	RMB25.96

The effect on total equity attributable to equity shareholders of the Company of significant differences between IFRSs and U.S. GAAP is as follows:

			As at 31 December
	Note		2006	2006	2005
			US$’000	RMB’000	RMB’000
Total equity attributable to equity shareholders of the Company under IFRSs			2,430,154	18,976,343	18,829,987
U.S. GAAP adjustments:
Revaluation of property, plant and equipment	(b	)	(4,067)	(31,759)	(47,640)
Capitalised interest on investment in associates, net of amortisation effect	(c	)	11,055	86,323	95,596
Goodwill	(d	)	5,166	40,344	40,344
Effect of U.S. GAAP adjustments on deferred tax assets			610	4,764	7,146
Effect of U.S. GAAP adjustments on deferred tax liabilities			(1,658)	(12,948)	(14,339)

Total equity attributable to equity shareholders of the Company under U.S. GAAP			2,441,260	19,063,067	18,911,094

9.6	Table of Shareholder Equity Difference Changes under the new and the old PRC Accounting Standards

REVIEW REPORT

Huazhen

KPMG-B(2007)AR No.0279

To the shareholders of Sinopec Shanghai Petrochemical Company Limited:

We have reviewed the attached reconciliation statement of differences in consolidated shareholders’ equity between the new and old accounting standards of Sinopec Shanghai Petrochemical Company Limited (“the Company”) as at 31 December 2006 and 1 January 2007 (“the reconciliation statement of differences”). It is the responsibility of the Company’s management to prepare the reconciliation statement of differences in accordance with the basis of preparation set out in Note 2 to the reconciliation statement of differences and the “Notice on the Proper Disclosure of Financial and Accounting Information In Relation to the New Accounting Standards “(Zheng Jian Fa[2006] No.136)(“the Notice”), our responsibility is to issue a review report on the reconciliation statement of differences based on our review.

As required by the Notice, we conducted our review by reference to the Standard on Review Engagements for Certified Public Accountants Registered in the PRC 2101 — Engagements to Review Financial Statements. The standard requires that we plan and perform the review to obtain limited assurance about whether the reconciliation statement of differences is free from material misstatement. A review is limited largely to making enquiries of relevant personnel of the Company about the accounting policies and all the important assumptions underlying the reconciliation statement of differences, obtaining an understanding of the calculation of the reconciled amounts in the reconciliation statement of differences, reading the reconciliation statement of differences to determine whether the basis of preparation has been properly followed and performing analytical procedures as and when necessary. A review provides a lower level of assurance than an audit. We have not conducted an audit and accordingly, we do not express an audit opinion.

On the basis of our review, we are not aware of any issues which cause us to believe that the above reconciliation statement of differences has not been prepared, in all material respects, in accordance with the basis of preparation set out in Note 2 to the reconciliation statement of differences.

KPMG Huazhen	Certified Public Accountants Registered in the People’s Republic of China Hu Qiong

Beijing, the People’s Republic of China	Wang Wenli 29 Mach 2007

Sinopec Shanghai Petrochemical Company Limited

31 December 2006 and 31 December 2007

Reconciliation statement of differences in the consolidated shareholders’ equity between the new and old accounting standards

(Expressed in RMB’000)

	Note		Amount
Consolidated shareholders’ equity as at 31 December 2006 (old accounting standards)	3	(1)	19,273,088
Adjustment:
1 Financial assets available for sale measured by fair value	3	(2)	25,822
2 Income tax	3	(3)	(24,672)
3 Minority interests	3	(4)	336,013
4 Interest capitalisation of general borrowings	3	(5)	138,657
Consolidated shareholders’ equity as at 31 December 2007 (new accounting standards)			19,748,908

Approved by the Board of the Directors on 29 March 2007.

Notes to the reconciliation statement of differences in consolidated shareholders’ equity between the new and old accounting standards

1	Purpose of preparation

Commencing from 1 January 2007, the Company has adopted the Accounting Standards for Business Enterprises (“New Accounting Standards”) promulgated by the MOF in 2006. To analyse and disclose the impact of adopting the New Accounting Standards on the Company’s financial position, the China Securities Regulatory Commission issued the “Notice on the Proper Disclosure of Financial and Accounting Information In Relation to the New Accounting Standards” (Zheng Jian Fa [2006] No. 136) (“the Notice”) in November 2006 under which the Company is required to disclose the reconciliation of major differences in the “Supplementary Information” section of the annual financial report for 2006 in the form of reconciliation statement of differences in consolidated shareholders’ equity between the new and old accounting standards (“reconciliation statement of differences”) in accordance with relevant requirements of the Accounting Standard for Business Enterprises No. 38 — First time adoption of Accounting Standards for Business Enterprises (“ASBE 38”) and the Notice.

2	Basis of preparation

The Company issued H shares and prepared financial reports for external use under the PRC Accounting Rules and Regulations and the International Financial Reporting Standards (“IFRSs”) for the previous years. As required by the “Opinion of the Expert Team on the Implementation of the Accounting Standards for Business Enterprises” (“the Opinion”), on the date of first adoption, the following retrospective adjustments have been made to items relevant to the changes in accounting policies arising from the implementation of New Accounting Standards.

For the principles of the New Accounting Standards which are different from the old accounting standards, if the Company had already adopted the principles of the New Accounting Standards in the preparation of financial statements under IFRSs for the previous years, retrospective adjustments will be made to the changes in accounting policies arising from the implementation of New Accounting Standards based on the information relied upon by the Company in preparing the financial statements under IFRSs for the previous years.

This reconciliation statement of differences has been prepared in accordance with the principle of retrospective adjustment as stated above, the characteristics and actual situation of the Group and the principle of materiality on the basis of the consolidated financial statements of 2006. References have been made to the Notice in respect of the presentation and disclosure of information in the reconciliation statement of differences.

In respect of the areas that are not specified in Art. 5 to Art.19 of ASBE 38 and the Opinion, this reconciliation statement of differences is prepared under the following principles:

(1)	Upon the adoption of the New Accounting Standards, the Company has accounted for minority interests in the consolidated shareholders’ equity in accordance with the Accounting Standards for Business Enterprises No.33 Consolidated Financial Statements, and the adjustment is reflected in separately-presented items in the reconciliation statement of differences.

3	Significant items explanation

(1)	The figures of consolidated shareholders’ equity as at 31 December 2006 (under the Old Accounting Standards) are extracted from the Company’s consolidated financial statements for the year ended 31 December 2006 prepared under the Old Accounting Standards. These financial statements were audited by KPMG Huazhen, which issued an auditors’ report with unqualified opinion on 29 March 2007. The basis of presentation and the significant accounting policies of these financial statements are set out in the Company’s 2006 consolidated financial statements.

This reconciliation statement of differences and its notes should be read in conjunction with the 2006 financial statements.

(2)	Financial assets available for sale measured by fair value

For the financial assets available for sale measured by fair value in accordance with “Accounting Standards for Enterprises No.22 Recognition and Measurement of Financial Instruments”, the Company determined the fair value of the financial assets available for sale as at 1 January 2007 based on the biding prices in an open market amounted to RMB81,118,700. The Company made the adjustment to increase the consolidated shareholders’ equity amounting to RMB25,822,000 based on the differences between the book value and the fair value.

(3)	Income tax

In accordance with “Accounting Standards for Enterprises No.18 Income Tax”, the Company increased the deferred tax liabilities amounted to RMB24,672,000 on implementation of the new accounting standards as at 1 January 2007 at the first time, the net decrease of retained earnings amounted to RMB 24,672,000.

(4)	Minority interests

The Company adjusted the minority interests amounting to RMB336,013,000 in accordance with the new accounting standards.

(5)	Interest capitalisation of general borrowings

In accordance with “Accounting Standards for Enterprises No.17 Borrowing Cost”, the interest expenses of general borrowing for the construction or production of the qualifying asset should be capitalised as part of the cost of that asset. The Company increased fixed assets and construction in progress by the capitalisation interest of general borrowings amounting to RMB138,657,000 on implementation of the new accounting standards as at 1 January 2007 at the first time, the net increase of retained earnings amounted to RMB 138,657,000.

4	Important notes

The Company commenced adoption of the New Accounting Standards on 1 January 2007, and is in the process of making an assessment of its impact on the Company’s financial position, operating results and cash flow. After giving careful consideration to this and the further briefing on the New Accounting Standards by the Ministry of Finance, the Company may adjust related accounting policies or significant perception applied in the preparation of the reconciliation statement of differences, while preparing the 2007 financial statements. This will, in turn, cause a difference between the consolidated shareholders’ equity (under the New Accounting Standards) as at 1 January 2007 as stated in the reconciliation statement of differences and the respective figures as presented in the 2007 financial statements.

By order of the Board Rong Guangdao Chairman

Shanghai, 29 March 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.